UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the Quarter Ended July 31, 2006

0-30842

(Commission File Number)

ASAT Holdings Limited

(Translation of Registrant’s name into English)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

This report consists of (i) Condensed Consolidated Financial Statements, (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended July 31, 2006 and 2005, and (iii) other information, and is being made pursuant to the Indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee, and other agreements applicable to the Company.

i

All financial information in this report on Form 6-K is in United States dollars, which are referred to as “Dollars” and “$”.

ii

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JULY 31, 2006 AND APRIL 30, 2006

(In thousands, except per share data)

	July 31, 2006	April 30, 2006
	$’000	$’000
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	13,390	11,915
Accounts receivable (net of allowance for doubtful accounts of $534 and $189 at July 31, 2006 and April 30, 2006, respectively)	22,747	29,607
Inventories (Note 2)	22,013	23,319
Prepaid expenses and other current assets (Note 7)	7,473	8,084

Total current assets	65,623	72,925

Restricted cash (Note 7)	3,320	3,320
Property, plant and equipment, net (Note 3)	89,804	93,831
Deferred charges, net	6,514	7,115
Other non-current assets (Note 7)	4,465	4,270

Total assets	169,726	181,461

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	36,138	38,249
Accrued liabilities and other payable	25,278	23,698
Amount due to QPL (Note 4)	3,723	5,826
Current portion of capital lease obligations (Note 7)	2,072	2,051

Total current liabilities	67,211	69,824

Accounts payable, net of current portion	—	1,830
Purchase money loan	6,805	6,382
9.25% senior notes due 2011	150,000	150,000
Capital lease obligations, net of current portion (Note 7)	2,091	2,539

Total liabilities	226,107	230,575

Series A redeemable convertible preferred shares	4,785	4,143
Commitments and contingencies (Note 8)
Shareholders’ deficit:
Common stock ($0.01 par value)	6,899	6,899
Less: Repurchase of shares at par	(71)	(71)
Additional paid-in capital	246,456	246,353
Deferred stock-based compensation	—	(63)
Accumulated deficit	(314,232)	(306,152)
Accumulated other comprehensive loss	(218)	(223)

Total shareholders’ deficit	(61,166)	(53,257)

Total liabilities and shareholders’ deficit	169,726	181,461

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS FOR THE THREE MONTHS

ENDED JULY 31, 2006 AND 2005

(In thousands, except per share data)

(Unaudited)

	Three months ended
	July 31, 2006	July 31, 2005
	$’000	$’000
Net sales	46,333	41,900
Cost of sales (Notes 2 and 4)	41,751	41,016

Gross profit	4,582	884

Operating expenses:
Selling, general and administrative	5,376	6,056
Research and development	604	1,209
Reorganization expenses (Note 5)	421	—
Facilities and relocation charges (Note 6)	1,554	—

Total operating expenses	7,955	7,265

Loss from operations	(3,373)	(6,381)
Other income, net	231	490
Interest expense:
- amortization of deferred charges	(1,024)	(252)
- third parties	(3,914)	(3,600)

Loss before income taxes	(8,080)	(9,743)
Income tax expense	—	(5)

Net loss	(8,080)	(9,748)
Other comprehensive loss:
Foreign currency translation	5	(16)

Comprehensive loss	(8,075)	(9,764)
Net loss applicable to common stockholders:
Net loss	(8,080)	(9,748)
Preferred shares:
- Cumulative preferred share dividends	(489)	—
- Accretion of preferred shares	(276)	—

Net loss applicable to common stockholders	(8,845)	(9,748)

Net loss per ordinary share:
Basic and diluted net loss per ordinary share	$(0.01)	$(0.01)

Basic and diluted weighted average number of ordinary shares outstanding	682,808,960	678,625,655

Net loss per ADS:
Basic and diluted net loss per ADS	$(0.06)	$(0.07)

Basic and diluted weighted average number of ADSs outstanding	136,561,792	135,725,131

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED JULY 31, 2006 AND 2005

(In thousands)

(Unaudited)

	Three months ended
	July 31, 2006	July 31, 2005
	$’000	$’000
Operating activities:
Net loss	(8,080)	(9,748)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization:
Property, plant and equipment	5,915	6,914
Deferred charges	1,024	252
Loss on disposal of property, plant and equipment	3	1
Amortization (reversal) of stock-based compensation	318	(76)
Changes in operating assets and liabilities:
Accounts receivable, net	6,860	(1,605)
Inventories	1,257	291
Prepaid expenses and other current assets	611	(915)
Other non-current assets	(195)	642
Accounts payable	893	2,893
Accrued liabilities and other payable	1,580	(5,374)
Amount due to QPL	(2,103)	1,900

Net cash provided by (used in) operating activities	8,083	(4,825)

Investing activities:
Acquisition of property, plant and equipment	(6,676)	(5,696)

Net cash used in investing activities	(6,676)	(5,696)

Financing activities:
Repayment of short-term bank loan	—	(2,995)
Repayment of capital lease obligations	(427)	(58)
Proceeds from stock options exercised	—	20
Proceeds from right offering	490	—

Net cash provided by (used in) financing activities	63	(3,033)

Net increase (decrease) in cash and cash equivalents	1,470	(13,554)
Cash and cash equivalents at beginning of period	11,915	32,717
Effects of foreign exchange rates change	5	(16)

Cash and cash equivalents at end of period	13,390	19,147

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense	120	7,002
Income taxes	—	624

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The condensed consolidated financial statements have been prepared by ASAT Holdings Limited (the “Company”) in accordance with generally accepted accounting principles in the United States of America. The April 30, 2006 balance sheet was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States of America. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended April 30, 2006. The interim financial statements for the three months ended July 31, 2006 and 2005 were not audited, but in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented.

The unaudited condensed consolidated financial statements include the accounts of the Company and its principal subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Basis of Presentation

The Company has experienced recurring net losses of $16.7 million, $60.4 million, $42.4 million and $8.1 million for the fiscal years ended April 30, 2004, 2005 and 2006 and for the three months ended July 31, 2006, respectively. As of April 30, 2006 and July 31, 2006, the Company had net liabilities of $49.1 million and $56.4 million, respectively, and an accumulated deficit of $306.2 million and $314.2 million, respectively. In response to current financial conditions, the Company has explored various means of obtaining additional financing, and on May 1, 2006, the Company entered into a financing agreement with one of its customers to provide the Company $6.0 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to the Company on June 9, 2006 and included in accrued liabilities and other payable in the Company’s Condensed Consolidated Balance Sheet for the three months ended July 31, 2006. The primary purpose of this financing is to purchase new equipment to support the customer’s production capacity demands. This financing bears no interest and will be repaid beginning in January 2007 by off-setting amounts against the Company’s receivables from its future sales to the customer up to a fixed maximum monthly amount, with any difference between this maximum amount and receivables from the Company’s sales to the customer in a given month being paid by the Company in cash. In September 2006, ASAT Semiconductor (Dongguan) Limited (“ASAT China”), a wholly-owned subsidiary of the Company, obtained a revolving credit facility for $3.75 million with a term of one year, renewable after one year. On October 8, 2006 the Company drew down $2.5 million of this revolving credit facility, which amount remains drawn as of the date of this report, and has $1.25 million remaining available. Together with the reduction in overhead from the completed termination of the Company’s Hong Kong manufacturing operations in July 2006, the completed migration of the Company’s manufacturing operations to Dongguan, China, which provides a more cost-effective manufacturing base and better access to the high-growth semiconductor market in China, and additional financing that is to be obtained from time-to-time, management believes that there are sufficient financial resources to meet the cash requirements of the Company so that it may continue to operate as a going concern in the next twelve months. Accordingly, management has prepared the financial statements on a going concern basis.

Stock-Based Compensation

Prior to May 1, 2006, the Company accounted for share-based compensation awarded to employees and directors in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complied with the disclosure provisions of Statements of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Under APB No. 25, compensation cost is recognized based on the excess, if any, of the quoted market price of the Company’s stock over the amount an employee is required to pay to acquire the stock, as determined on the date the option is granted. Total compensation cost is recorded in shareholders’ equity as additional paid-in capital and deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

Effective May 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which revises SFAS No. 123, and supersedes APB No. 25. Under the fair value recognition provisions of SFAS No. 123(R), the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the fair value of the award as of the grant date. Beginning May 1, 2006, the Company applied the modified prospective transition method, which requires the application of SFAS No. 123(R) for new grants and nonvested grants that were outstanding as of such date. The Company’s Condensed Consolidated Financial Statements as of and for the three months ended July 31, 2006 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the Company’s Condensed Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). The valuation provisions of SFAS No. 123(R) apply to new grants and nonvested grants that were outstanding as of the effective date. For new grants, the Company will amortize stock-based compensation expenses on a straight-line basic over the requisite service period. Estimated compensation for nonvested grants that were outstanding as of the effective date are recognized over the remaining service period using the compensation estimated for the SFAS No. 123(R) pro forma disclosures. See Note 9 below for further detail.

2.	INVENTORIES

The components of inventories, net of the related reductions to the lower of cost or net realizable value, were as follows:

	July 31, 2006	April 30, 2006
	$’000	$’000
	(Unaudited)
Raw materials	18,885	19,315
Work-in-progress	2,467	2,581
Finished goods	661	1,423

	22,013	23,319

Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. For the three months ended July 31, 2005, there were non-cash write-offs of specific inventories of $176 thousand. No such non-cash write-offs of specific inventories were recorded for the three months ended July 31, 2006.

3.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment included equipment leased under capital leases with a cost, after impairment charges incurred in prior years, of $5.3 million less accumulated depreciation of $1.8 million and $1.5 million as of July 31, 2006 and April 30, 2006, respectively. Depreciation is provided on a straight-line basis over the term of the leases.

4.	RELATED PARTY TRANSACTIONS

For the three months ended July 31, 2006, the Company undertook significant transactions with one of its major shareholders, QPL International Holdings Limited and its group companies (collectively known as “QPL”). As described below, QPL owned approximately 42.4% of the Company’s ordinary shares as of each of July 31, 2006 and April 30, 2006. The Company purchased raw materials from QPL amounting to $3.0 million and $5.8 million for the three months ended July 31, 2006 and 2005, respectively.

The amounts due to QPL for the purchase of raw materials of $3.7 million and $5.8 million as of July 31, 2006 and April 30, 2006, respectively, were unsecured and interest free.

5.	REORGANIZATION EXPENSES

For the three months ended July 31, 2006, the Company incurred approximately $421 thousand in reorganization expenses for the lay-off of approximately 100 employees, primarily in the Company’s Hong Kong manufacturing operations, as part of the Company’s transition of all of its manufacturing operations to Dongguan, China. No reorganization expenses were incurred for the three months ended July 31, 2005.

6.	FACILITIES AND RELOCATION CHARGES

For the three months ended July 31, 2006, the Company incurred approximately $1.5 million in facilities and relocation charges in connection with the transfer of its assembly and test operations from Hong Kong to Dongguan, China. No facilities and relocation charges were incurred for the three months ended July 31, 2005.

7.	CAPITAL LEASE OBLIGATIONS

During the year ended April 30, 2005, the Company sold certain equipment for $6.5 million. The equipment was leased back from the purchaser (the “purchaser-lessor”) under leases pursuant to which the Company is required to pay to the purchaser-lessor on a quarterly basis the greater of (i) a lease payment based on the reported usage of the equipment or (ii) a minimum commitment. The initial terms of the leases expire upon the earlier of the date that the committed usage has been achieved under the leases or 14 quarters after the lease commencement date. In connection with the sale-leaseback, the Company recognized a gain of approximately $115 thousand on disposal of fixed assets, which would be deferred and amortized in the consolidated statement of operations against depreciation expenses over the term of the leases.

Future minimum lease payments under capital lease obligations as of July 31, 2006 are as follows:

$’000 (Unaudited)
Fiscal year ending April 30:
2007(the remainder of fiscal year)	1,775
2008	1,844
2009	729

Total minimum lease payments	4,348
Less: Amounts representing interest	(185)

Present value of minimum payments	4,163
Current portion	2,072

Non-current portion	2,091

At the inception of the lease, the Company paid to the purchaser-lessor a deposit and prepaid rent amount of $1.6 million. The amount is classified as other non-current assets in the consolidated balance sheets as of July 31, 2006 and April 30, 2006.

At the end of each of the initial lease terms, the Company has an option to (i) return all the equipment to the purchaser-lessor; (ii) purchase all the equipment at price based on the then fair market values of the equipment; or (iii) extend the lease terms by two additional quarters and purchase the equipment at the price of $1,000 for each piece of equipment.

Pursuant to these sale-leaseback arrangements, the purchaser-lessor entered into a separate term loan facility agreement for up to $5.0 million with a bank in Hong Kong (the “Lender”). Upon demand by the Lender, the Company and one of its subsidiaries fully and unconditionally guaranteed the purchaser-lessor for the $5.0 million term loan facility. The Company believes that the guarantee (the “Guarantee”) has the characteristics set forth in Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires initial recognition of the guarantee at fair values upon its inception. Nonetheless, the fair value of the Guarantee is considered to be insignificant given the risk of loss on such Guarantee at the date of its inception and, therefore, no amount was recognized in the consolidated financial statements on the inception date.

On March 31, 2006, the Company deposited $3.3 million in cash with the Lender as collateral for the guarantee obligations. In consideration thereof, the Lender released the Company and one of its subsidiaries from the Guarantees. The deposit is classified as restricted cash in the consolidated balance sheets as of July 31, 2006 and April 30, 2006. The Lender will return the deposit to the Company upon repayment of the term loan facility by the purchaser-lessor.

8.	COMMITMENTS AND CONTINGENCIES

Capital expenditures

As of July 31, 2006 and April 30, 2006, the Company had contracted for capital expenditures on property, plant and equipment of $2.1 million and $2.9 million respectively.

Operating leases

The Company leases certain land, buildings and equipment and machinery under operating lease agreements expiring at various times through July 2020. The Company negotiated an early termination of the lease of its Hong Kong office and manufacturing facility, with the expiration date changed from March 2007 to August 2006. A new lease for the Hong Kong office space was entered into in August 2006 and effective on September 1, 2006 under a one-year term expiring on August 31, 2007, with an option to extend for an additional year. The Company also has a lease of a Hong Kong manufacturing facility that will expire in February 2007.

The Company entered into a lease of a factory facility (the “Phase I facility”) in Dongguan, China in August 2002, under which the lessor was responsible for the design and construction of the interior finish and fixtures of the factory buildings. Under the terms of the leases, the Company is obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003.

On May 7, 2004, the Company entered into a lease agreement of another factory facility (the “Phase II facility”) in Dongguan, China, under which the lessor was responsible for the design and construction of the factory building. The Company is obligated to pay a monthly lease payment for a term of 15 years starting from August 1, 2005. Under the terms of the Phase II facility lease, the Company is obligated to pay a monthly payment of $179 thousand for the first six years of the lease term and $90 thousand per month starting from the seventh year of the lease term.

Future minimum lease payments under operating leases as of July 31, 2006 are as follows:

$’000 (Unaudited)
Fiscal year ending April 30:
2007 (the remainder of fiscal year)	5,095
2008	4,614
2009	4,514
2010	3,315
Thereafter	17,086

Total	34,624

9.	STOCK OPTION PLAN

On July 6, 2000, the Company adopted a Stock Option Plan (“2000 Stock Option Plan”) under which the Board of Directors may, at its discretion, invite any key officers, employees, consultants and non-employee directors of the Company to subscribe for its shares up to a maximum of 110,000,000 ordinary shares of the Company. The Board of Directors determines which individuals will be granted options, the number of ordinary shares (ADS equivalents based on five ordinary shares per ADS) subject to the options, the exercise price for the options, the vesting periods and any other terms that will apply as the Board deems appropriate.

Prior to May 1, 2006, the Company provided the disclosures required under APB No. 25 and SFAS No. 123. APB No. 25 accounted for stock-based compensation awarded to employees using the intrinsic value method supplemented by pro forma disclosures in accordance with APB 25 and SFAS No. 123. If the Company had accounted for its stock option plan by recording compensation based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net loss and net loss per share would have been increased to the pro forma amounts for the period as follows:

(Unaudited) Three Months Ended July 31, 2005
$’000
Net loss
Net loss, as reported	(9,748)
Add: stock-based employee compensation (reversal) as included in the reported net loss	(76)
Deduct: stock-based employee compensation expense determined under fair value based method for all rewards, net of tax effect	(387)
Net loss, pro forma	(10,211)

Net loss per ordinary share (dollars per share):
- Basic	(0.01)
- Diluted	(0.01)

Pro forma net loss per ordinary share (dollars per share):
- Basic	(0.02)
- Diluted	(0.02)

Effective May 1, 2006, the Company adopted the SFAS No. 123(R). Under the fair value recognition provisions of SFAS No. 123(R), the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the fair value of the award as of the grant date. Beginning May 1, 2006, the Company applied the modified prospective transition method, which requires the application of SFAS No. 123(R) for new grants and nonvested grants that were outstanding as of such date. The Company’s Condensed Consolidated Financial Statements as of and for the three months ended July 31, 2006 reflect the impact of SFAS No.123(R). In accordance with the modified prospective transition method, the Company’s Condensed Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No.123(R). The valuation provisions of SFAS No. 123(R) apply to new grants and nonvested grants that were outstanding as of the effective date. For new grants, the Company will amortize stock-based compensation expenses on a straight-line basic over the requisite service period. Estimated compensation for nonvested grants that were outstanding as of the effective date are recognized over the remaining service period using the compensation estimated for the SFAS No. 123(R) pro forma disclosures.

SFAS No. 123(R) requires that the deferred stock-based compensation on the Condensed Consolidation Balance Sheet on the date of adoption be netted against additional paid-in capital. As of April 30, 2006, there was a balance of $63 thousand of deferred stock-based compensation that was netted against additional paid-in capital on May 1, 2006.

The fair value of stock-based compensation awards is determined using the Black-Scholes option pricing model, which is consistent with the valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s stock price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. The assumptions used to value stock-based compensation awards for the three months ended July 31, 2006 and 2005 are as follows:

	Three Months Ended July 31, 2006	Three Months Ended July 31, 2005
Risk-free interest rates	5.04%	3.98%
Expected life (in years)	4.00	4.00
Expected stock volatility	86.00%	101.00%
Expected dividend yield	0.00%	0.00%

Expected life represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. Expected volatilities are based on historical volatilities of the Company’s stock. Risk-free rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

Changes in subjective input assumption can materially affect the fair value estimate, in the opinion of the Company’s management, the existing model may not necessarily provide a reliable single measure of the fair value of the stock options.

Total stock-based compensation recognized in selling, general and administrative expenses on the Company’s Condensed Consolidated Statement of Operations for the three months ended July 31, 2006 was $318 thousand.

Stock option activity related to the Company’s stock options for the three months ended July 31, 2006 and 2005 is summarized as follows:

	Number of ADS Options	Weighted- Average Exercise Price per ADS	(Unaudited) Outstanding Options
			Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at April 30, 2006	8,428,049	$1.64
Granted	239,380	$0.55
Cancelled	(644,494)	$1.20
Exercised	(500)	$0.42

Outstanding at July 31, 2006	8,022,435	$1.64	7.81	$28,150

ADS options vested and exercisable at:
July 31, 2006	5,458,117	$1.88	7.24	$23,650

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s ADSs that were in-the-money at July 31, 2006. During the three months ended July 31, 2006 and 2005, the aggregate intrinsic value of options exercised was $325 and $23,914, respectively, determined as of the date of option exercise.

The weighted average grant-date fair value of options granted in the three-month periods ended July 31, 2006 and 2005 was $0.36 and $0.42, respectively.

The following table presents a summary of the status of the Company’s nonvested stock options as of April 30, 2006, and changes during the three months ended July 31, 2006:

	(Unaudited)
	Number of ADS Options	Weighted-Average Fair Value per ADS at Grant Date
Nonvested at April 30, 2006	3,059,439	$0.77
Granted	239,380	$0.36
Vested	(90,007)	$0.52
Forfeited	(644,494)	$0.74

Nonvested at July 31, 2006	2,564,318	$0.75

As of July 31, 2006, there was approximately $1.7 million of unrecognized compensation cost related to nonvested stock options. The cost is expected to be recognized over a weighted average period of 2.6 years.

The options generally vest over four years and expire ten years from the date of grant or within three months of termination of employment.

9.	CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On January 26, 2004, New ASAT (Finance) Limited, a wholly-owned subsidiary of the Company issued $150.0 million of its 9.25% senior notes as part of a refinancing transaction. Under the Indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee (the “Indenture”), governing the 9.25% senior notes, the Company and certain of its wholly-owned subsidiaries that are classified as “restricted subsidiaries” under the Indenture have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis. There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan, other than the laws of the People’s Republic of China applicable to ASAT China.

The condensed consolidated financial statements are presented below and should be read in connection with the Consolidated Financial Statements of ASAT Holdings Limited. The subsidiary guarantors for the 9.25% senior notes are ASAT Limited, ASAT Inc., Timerson Limited and ASAT (Cayman) Limited. Separate financial statements and other disclosures concerning the subsidiary guarantors are not included herein because (i) the subsidiary guarantors are wholly-owned and have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis, and (ii) the Company’s management has determined that such information is not material to investors.

The following condensed consolidated financial information presents the condensed consolidated balance sheets as of July 31, 2006 and April 30, 2006 and the related condensed consolidated statements of operations and comprehensive loss and cash flows for the three months ended July 31, 2006 and 2005 of (a) ASAT Holdings Limited, the parent company; (b) New ASAT (Finance) Limited, the subsidiary issuer; (c) the guarantor subsidiaries of ASAT Holdings Limited on a combined basis; (d) the non-guarantor subsidiaries of the Company on a combined basis; (e) eliminating entries; and (f) the total consolidated amounts.

Unaudited Condensed Consolidated Balance Sheet as of July 31, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	10	—	10,285	3,095	—	13,390
Accounts receivable, net	—	—	22,747	—	—	22,747
Inventories	—	—	19,650	2,363	—	22,013
Prepaid expenses and other current assets	84	—	5,443	1,946	—	7,473

Total current assets	94	—	58,125	7,404	—	65,623

Restricted cash	—	—	3,320	—	—	3,320
Property, plant and equipment, net	—	—	88,796	1,008	—	89,804
Investment in and advance to consolidated entities	248,178	152,408	336,198	1,054	(737,838)	—
Deferred charges and other non-current assets	1,985	4,529	4,465	—	—	10,979

Total assets	250,257	156,937	490,904	9,466	(737,838)	169,726

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Advance from consolidated entities	—	—	699,616	—	(699,616)	—
Other current liabilities	801	6,937	54,969	4,504	—	67,211

Total current liabilities	801	6,937	754,585	4,504	(699,616)	67,211
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liabilities	6,805	—	2,091	—	—	8,896

Total liabilities	7,606	156,937	756,676	4,504	(699,616)	226,107
Series A redeemable convertible preferred shares	4,785	—	—	—	—	4,785
Shareholders’ equity (deficit):
Common stock	6,899	—	7,271	10,723	(17,994)	6,899
Less: Repurchase of stock at par	(71)	—	—	—	—	(71)
Additional paid-in capital	231,085	—	15,599	—	(228)	246,456
Accumulated other comprehensive loss	—	—	—	(218)	—	(218)
Accumulated deficit	(47)	—	(288,642)	(5,543)	(20,000)	(314,232)

Total shareholders’ equity (deficit)	237,866	—	(265,772)	4,962	(38,222)	(61,166)

Total liabilities and shareholders’ equity (deficit)	250,257	156,937	490,904	9,466	(737,838)	169,726

Condensed Consolidated Balance Sheet as of April 30, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	93	—	8,901	2,921	—	11,915
Accounts receivable, net	—	—	29,607	—	—	29,607
Inventories	—	—	21,720	1,599	—	23,319
Prepaid expenses and other current assets	106	—	7,707	271	—	8,084

Total current assets	199	—	67,935	4,791	—	72,925
Restricted cash	—	—	3,320	—	—	3,320
Property, plant and equipment, net	—	—	93,614	217	—	93,831
Investment in and advance to consolidated entities	247,675	148,689	240,888	5,227	(642,479)	—
Deferred charges and other non-current assets	2,335	4,780	4,270	—	—	11,385

Total assets	250,209	153,469	410,027	10,235	(642,479)	181,461

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Advance from consolidated entities	—	—	604,726	(469)	(604,257)	—
Other current liabilities	432	3,469	63,288	2,635	—	69,824

Total current liabilities	432	3,469	668,014	2,166	(604,257)	69,824
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liability	6,382	—	4,369	—	—	10,751

Total liabilities	6,814	153,469	672,383	2,166	(604,257)	230,575

Series A redeemable convertible preferred shares	4,143	—	—	—	—	4,143
Shareholders’ equity (deficit):
Common stock	6,899	—	141	10,723	(10,864)	6,899
Less: Repurchase of stock at par	(71)	—	—	—	—	(71)
Additional paid-in capital	230,983	—	22,728	—	(7,358)	246,353
Deferred stock-based compensation	(63)	—	—	—	—	(63)
Accumulated other comprehensive loss	—	—	—	(223)	—	(223)
Retained earnings (Accumulated deficit)	1,504	—	(285,225)	(2,431)	(20,000)	(306,152)

Total shareholders’ equity (deficit)	239,252	—	(262,356)	8,069	(38,222)	(53,257)

Total liabilities and shareholders’ equity (deficit)	250,209	153,469	410,027	10,235	(642,479)	181,461

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended July 31, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	56,048	35,604	(45,319)	46,333
Cost of sales	—	—	57,225	36,064	(51,538)	41,751

Gross (loss) profit	—	—	(1,177)	(460)	6,219	4,582
Operating expenses
Selling, general and administrative	498	—	4,971	591	(684)	5,376
Research and development	—	—	604	—	—	604
Reorganization expenses	—	—	421	—	—	421
Facilities and relocation charges	—	—	494	1,060	—	1,554

Total operating expenses	498	—	6,490	1,651	(684)	7,955

(Loss) Income from operations	(498)	—	(7,667)	(2,111)	6,903	(3,373)
Other income (expenses), net	—	3,720	8,085	461	(12,035)	231
Interest expense:
Amortization of deferred charges	(678)	(251)	(346)	—	251	(1,024)
Third parties	(375)	(3,469)	(3,489)	(1,462)	4,881	(3,914)

Loss before income taxes	(1,551)	—	(3,417)	(3,112)	—	(8,080)
Income tax expense	—	—	—	—	—	—

Net loss	(1,551)	—	(3,417)	(3,112)	—	(8,080)
Other comprehensive loss:	—	—	—	—	—	—
Foreign currency translation	—	—	—	5	—	5

Comprehensive loss	(1,551)	—	(3,417)	(3,107)	—	(8,075)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended July 31, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	67,925	—	(26,025)	41,900
Cost of sales	—	—	68,432	—	(27,416)	41,016

Gross (loss) profit	—	—	(507)	—	1,391	884
Operating expenses
Selling, general and administrative	67	—	6,134	563	(708)	6,056
Research and development	—	—	1,209	—	—	1,209

Total operating expenses	67	—	7,343	563	(708)	7,265

(Loss) Income from operations	(67)	—	(7,850)	(563)	2,099	(6,381)
Other income (expenses), net	—	3,721	2,096	493	(5,820)	490
Interest expense:
Amortization of deferred charges	—	(252)	(252)	—	252	(252)
Third parties	—	(3,469)	(3,549)	(51)	3,469	(3,600)

Loss before income taxes	(67)	—	(9,555)	(121)	—	(9,743)
Income tax expense	—	—	—	(5)	—	(5)

Net loss	(67)	—	(9,555)	(126)	—	(9,748)
Other comprehensive loss:
Foreign currency translation	—	—	—	(16)	—	(16)

Comprehensive loss	(67)	—	(9,555)	(142)	—	(9,764)

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended July 31, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(70)	3,720	8,485	(4,052)	—	8,083

Net cash (used in) provided by investing activities	(504)	—	(6,255)	(422)	505	(6,676)

Net cash provided by (used in) financing activities	490	(3,720)	(846)	4,644	(505)	63

Net (decrease) increase in cash and cash equivalents	(84)	—	1,384	170	—	1,470
Cash and cash equivalents at beginning of period	94	—	8,901	2,920	—	11,915
Effects of foreign exchange rates change	—	—	—	5	—	5

Cash and cash equivalents at end of period	10	—	10,285	3,095	—	13,390

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended July 31, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash provided by (used in) operating activities	821	(3,217)	(2,467)	38	—	(4,825)

Net cash (used in) provided by investing activities	(1,010)	—	(5,696)	—	1,010	(5,696)

Net cash provided by (used in) financing activities	20	3,217	(7,829)	2,569	(1,010)	(3,033)

Net (decrease) increase in cash and cash equivalents	(169)	—	(15,992)	2,607	—	(13,554)
Cash and cash equivalents at beginning of period	176	—	27,665	4,876	—	32,717
Effects of foreign exchange rates change	—	—	—	(16)	—	(16)

Cash and cash equivalents at end of period	7	—	11,673	7,467	—	19,147

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended July 31, 2006 and 2005

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this document, which contain additional information helpful in evaluating our operating results and financial condition.

Overview

We are a global provider of semiconductor package design, assembly and test services. We are a leading developer of advanced packages and have achieved significant growth in chipscale packages, including the Fine Pitch Ball Grid Array, or fpBGA, and LPCC package families. We are an acknowledged early developer of the “quad flat pack no-lead”, or QFN package, and the inventor of TAPPTM as evidenced by our U.S. patents covering these technologies. We also provide semiconductor test services, particularly for mixed-signal semiconductors which perform both analog and digital functions.

We work closely with customers to design and provide advanced assembly and test solutions for each new product generation. We provide assembly and test services from our Dongguan, China facilities. We also provide package design services and thermal and electrical modeling from both our Milpitas, California and Dongguan, China facilities. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, Singapore and South Korea, allowing us to work directly with customers at their facilities to provide effective package design and customer service. Through this network we are able to provide highly focused design and production services and rapid time-to-market design and production solutions. For the three months ended July 31, 2006, we shipped products to over 80 customers and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by net sales for the three months ended July 31, 2006 were Broadcom Corporation, Infineon Technologies and Sigmatel Inc. These customers accounted for 60% of our total net sales for the three months ended July 31, 2006.

We historically conducted all our assembly and test operations in Hong Kong. As part of our overall strategy to remain competitive, we moved all of our Hong Kong manufacturing operations to China in order to reduce our costs and to provide better access to the high-growth semiconductor market in China. We completed the transfer of all of our equipment to Dongguan, China during the three months ended July 31, 2006. We are committed to continuing to reduce our costs while ensuring full operation of our assembly and test facilities in Dongguan, China.

We conducted this move to Dongguan, China in two phases. To launch Phase I of this transition to China, in August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with Dongguan Changan County Changshi Development Company, or “Changshi”, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City, Guangdong, China. In August 2003, our modern Phase I 180,000 square foot facility was completed by Changshi to our specifications. In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. The Phase II facility lease also involves the Changshi subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, which holds the subject land use rights. Under the terms of the lease agreement, we lease the completed Phase II factory building from Changshi for a period of 15 years. The Phase II facility was completed during the second quarter of fiscal 2006. During the three months ended July 31, 2006, our Hong Kong assembly and test operations were shut down and all of our assembly and test operations were transferred to Dongguan, China. The installation of our equipment was completed in October 2006 and both facilities are now fully operational. For the three months ended July 31, 2006, net sales from our Dongguan, China facilities increased by 27% to $38.7 million as compared to $30.4 million for the three months ended April 30, 2006. Net sales generated from our Dongguan, China facilities increased to approximately 84% of our total sales for the three months ended July 31, 2006.

Strategy

Our overall strategy is to grow market share, focus on margins, lower costs and achieve profitability on a sustainable basis. The principal elements of our strategy include:

•	Improving our manufacturing processes to achieve higher levels of customer satisfaction;

•	Creating strategic customer teams to focus our resources on strategic accounts;

•	Diversifying our customer base and end markets; and

•	Continuing to reduce our cost structure and increase our working capital.

Industry Demand

The semiconductor industry has been highly cyclical and, beginning in the fourth quarter of calendar year 2000, experienced a sudden and severe downturn. After a prolonged downturn, we believe the semiconductor industry began a modest recovery in the second quarter of calendar year 2002 which accelerated in calendar year 2003 and continued through the first quarter of calendar 2004. However, in the July 2004 quarter, the semiconductor industry experienced another downturn, and our net sales on a quarterly basis decreased from that time through our July 2005 quarter. This decline in our net sales can be attributed to a variety of factors, including: excess capacity in the assembly and test industry and related price pressure, a significant shift in our product mix, and an inventory correction within the semiconductor industry. Since the July 2005 quarter, the semiconductor industry has experienced a gradual recovery through the present, but we failed to capture all the benefits of such recovery that we might otherwise obtain due to disruptions in our operations during our move to Dongguan, China, which was completed during our July 2006 quarter. Net sales in our fiscal year 2006 were up slightly on a quarter over quarter basis. Net sales in the July 2006 quarter increased 10% as compared with the July 2005 quarter, but decreased by 6% as compared with the April 2006 quarter. The recent decrease in our net sales can be attributed to a variety of factors, including: the short-term nature of our customers’ commitments, the inadequacy of die-loading forecast, a significant shift in our product mix and related price pressure within the semiconductor industry. Customers in the communications and the personal computers and computing segments typically have shorter and more volatile product life cycles leading to more rapid changes and a decrease in our customers’ visibility on market demand. Based on customer forecasts and current market trends, we believe that there may continue to be decreased demand for our assembly and test services as our customers still lack certainty in their forecasts and commitments for die-loading. We may also experience a decrease in net sales as a result of continued excess capacity and the potential for further inventory corrections within the semiconductor industry. We will continue to monitor our expenditures and implement cost saving plans, both in operations and capital expenditures, in light of current and anticipated industry-wide conditions.

Due to a variety of factors, our operating results, particularly our quarterly operating results, are variable and difficult to predict. These factors include: general economic conditions in the semiconductor industry, our progress in ramping up our Dongguan, China facilities, the short-term nature of our customers’ commitments, capacity utilization, intensive capital expenditures, erosion of the selling prices of packages, errors in assembly and test processes, reduced purchases by or loss of customers, changes in our product mix and timing of our receipt of semiconductor chips from our customers. See “Risk Factors” below.

Technology Migration

The semiconductor industry is subject to technology migration as increasingly complex semiconductor applications with higher performance requirements and greater functionality are developed. Typically, the newest semiconductor applications with highest performance initially demand the highest price. Pricing and margins on these products generally decline as they are replaced by newer products with enhanced performance characteristics. Accordingly, the semiconductor industry (including the assembly and test industry) must continually develop products with greater functionality and performance.

We offer assembly services for a broad range of semiconductor packaging including the chipscale (small) packages and non-chipscale (large) packages. Most of our revenue derived from test services comes from test services performed in connection with our assembly services. During the three month ended July 31, 2006, our sales of chipscale packages increased as a percentage of assembly sales as compared to same period for the prior year. The following table illustrates the sales by packages as percentage of total net sales for the years and periods indicated:

	Fiscal Year Ended April 30,					(Unaudited) Three Months Ended July 31,
	2002	2003	2004	2005	2006	2005	2006
	(In percentages)
Chipscale packages (CSP) assembly services	12%	31%	40%	54%	63%	63%	70%
Non-CSP laminate packages assembly service	32	21	17	11	10	11	9
Non-CSP leadframe packages assembly service	51	38	32	24	20	18	13

Subtotal for assembly services	95	90	89	89	93	92	92
Test services	5	10	11	11	7	8	8

Total	100%	100%	100%	100%	100%	100%	100%

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to going concern assumption, allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and judgments under different assumptions or conditions.

The U.S. Securities and Exchange Commission, or SEC, has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the policies of basis of presentation, revenue recognition and risk of loss, inventory valuation, impairment of long-lived assets, deferred income taxes and commitments and contingent liabilities. For all financial statement periods presented, there have been no modifications to the application of these critical accounting policies.

Basis of Presentation. We determined that the going concern basis of presentation is appropriate based on our estimates and judgments of future performance of the Company, future events and projected cash flows. At each balance sheet date, we evaluate our estimates and judgments as part of our going concern assessments. We believe that there are sufficient financial resources to meet the cash requirements of the Company so that it may continue to operate as a going concern in the next twelve months. Accordingly, we have prepared our financial statements on a going concern basis.

Revenue Recognition and Risk of Loss. We do not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. No revenue is recognized unless there is persuasive evidence that an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered and collectibility is reasonably assured. Revenue net of discount from the assembly and test of semiconductor products is recognized when title and risk of loss relating to our added value to the materials transfer to the customer, which transfer generally takes place when the product is shipped to the customer from our facility. For limited products that we manage for our customers in our facility, revenue is also only recognized when products are shipped from our facility to the location that specified by the customers. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the SEC’s Staff Accounting Bulletin, or SAB No. 101, “Revenue Recognition in Financial Statements”, as revised by SAB No. 104, “Revenue Recognition”.

Inventory Valuation. At each balance sheet date, we evaluate our ending inventories for obsolete and non-saleable items. This evaluation considers analyses of actual and projected future sales levels by product compared with inventories on hand, and evidence of customers’ expectation to buy back excess inventories as per our written supplier agreements. To project future sales, we make estimates based on customers’ forecasted demand and historical sales performance. In addition, we consider the need to write down to net realizable value of inventories we believe to be obsolete or non-saleable. Remaining inventory balances are adjusted to approximate the lower of cost or net realizable value. If future demand or market conditions are less favorable than our projections, we would consider additional inventory write-downs which would be reflected in cost of sales in the period a determination is made.

Impairment of Long-Lived Assets. We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active markets. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the fair value attributable to the asset is less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset.

We may incur impairment losses in future periods if factors influencing our estimates change or if our expectations for future revenues and the ability to utilize our assets change. While our cash flow assumptions and estimated useful lives are consistent with our business plan, there is significant judgment involved in determining these cash flows.

In addition, we evaluate our asset utilization and consider whether certain long-lived assets should be either written off or held for disposal. Assets classified as held for disposal are separately presented and are measured at the lower of their depreciated cost or fair value less costs to sell. A loss is recognized for any initial or subsequent write-down to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell, but not in excess of the cumulative loss previously recognized. A gain or loss not previously recognized that results from the sale of a long-lived asset is to be recognized at the date of sale.

Deferred Income Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We need to make judgments to estimate future taxable income and consider prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed. We provided a full valuation allowance against the deferred tax assets of subsidiaries in both the United States and Hong Kong as of July 31, 2006 and April 30, 2006 due to uncertainties surrounding the realizability of these benefits in future tax returns.

Commitments and Contingent Liabilities. At each balance sheet date, when a loss contingency exists, we assess the likelihood that future events will confirm the loss or impairment of an asset or the incurrence of a liability, which may include probability of an outcome of litigation unfavorable to us, and determine whether conditions for accrual of loss contingencies as stated in SFAS No. 5, “Accounting for Contingencies” are met. For this purpose, an estimated loss from a loss contingency is accrued by a charge to the statement of operations if (1) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of financial statements, and (2) the amount of loss can be reasonably estimated. Accordingly, no accrual is made if one or both of these conditions are not met. The nature of such loss contingency, if any, is disclosed in the notes to the financial statements.

Results of Operations

The following table contains certain unaudited condensed consolidated statements of operations and comprehensive loss data for the periods listed and sets forth such data as a percentage of net sales for the periods listed:

	(Unaudited)
	Three Months Ended
	July 31, 2006		July 31, 2005
	($ in thousands: % of net sales)
Net sales	46,333	100.0%	41,900	100.0%
Cost of sales	41,751	90.1%	41,016	97.9%
Gross profit	4,582	9.9%	884	2.1%
Selling, general and administrative	5,376	11.6%	6,056	14.4%
Research and development	604	1.3%	1,209	2.9%
Reorganization expenses	421	0.9%	—	—
Facilities and relocation charges	1,554	3.4%	—	—
Total operating expenses	7,955	17.2%	7,265	17.3%
Loss from operations	(3,373)	(7.3)%	(6,381)	(15.2)%

The following table sets forth our unaudited gross profit and gross margin for the periods listed:

	(Unaudited)
	Three Months Ended
	July 31, 2006	July 31, 2005
	($ in thousands, except margin amounts)
Gross profit	4,582	884
Gross margin	9.9%	2.1%

Three Months Ended July 31, 2006 Compared to Three Months Ended July 31, 2005

Net Sales

The following table sets forth the breakdown of net sales by product category for the periods indicated:

	(Unaudited)
	Three Months Ended
	July 31, 2006		July 31, 2005
	($ in thousands; % of net sales)
Chipscale packages (CSP) assembly services	32,540	70.2%	26,327	62.8%
Non-CSP laminate packages assembly services	4,225	9.1%	4,520	10.8%
Non-CSP leadframe packages assembly services	5,858	12.7%	7,633	18.2%

Subtotal for assembly services	42,623	92.0%	38,480	91.8%
Test services	3,710	8.0%	3,420	8.2%

Total net sales	46,333	100.0%	41,900	100.0%

Net sales increased by 10.6% to $46.3 million for the three months ended July 31, 2006 as compared to $41.9 million for the three months ended July 31, 2005, as net sales for both assembly services and test services increased as compared to the corresponding prior period.

Net sales for assembly services increased by 10.8% to $42.6 million for the three months ended July 31, 2006 as compared to $38.5 million for the three months ended July 31, 2005. The increase was mainly attributable to the increase in average selling prices, on a non-mixed adjusted basis, by 22.7% for the three months ended July 31, 2006 as compared with the three months ended July 31, 2005. Net sales for assembly services accounted for approximately 92% of total net sales for each of the three months ended July 31, 2006 and 2005. Net sales from chipscale packages represented 76.3% of assembly sales for the three months ended July 31, 2006 as compared with 68.4% of assembly sales for the three months ended July 31, 2005. Unit sales volume for fpBGA packages increased by 35.5% for the three months ended July 31, 2006 as compared with the three months ended July 31, 2005. fpBGA accounted for approximately 52.1% and 40.2% of total assembly revenues for the three months ended July 31, 2006 and 2005, respectively.

Net sales from test services increased by 8.5% to $3.7 million for the three months ended July 31, 2006 as compared to $3.4 million for the three months ended July 31, 2005. This increase was primarily attributable to an increase in our average selling prices.

We continued to refine our manufacturing process and improve our sales mix during the three months ended July 31, 2006. We made steady progress with our end market diversification in the July 2006 quarter. The communication market remained our largest market segment, representing 61% of total revenue for the three months ended July 31, 2006 as compared with 48% in the corresponding prior period. The industrial, automotive and others markets accounted for approximately 21% and 34% of total revenue for the three months ended July 31, 2006 and 2005, respectively. The decrease in the industrial, automotive and others market was primarily attributable to the unavailability of certain production capacity during our move to Dongguan, China. The personal computers and computing market segments accounted for approximately 11% and 12% of total revenue for the three months ended July 31, 2006 and 2005, respectively. The consumer market accounted for 7% of total revenue for the three months ended July 31, 2006 as compared with 6% of total revenue in the corresponding prior period.

Gross Profit

Gross profit increased to $4.6 million for the three months ended July 31, 2006 from $0.9 million for the three months ended July 31, 2005. Gross margin was 9.9% for the three months ended July 31, 2006 as compared to 2.1% for the three months ended July 31, 2005. The increase in net sales by 10.6% to $46.3 million for the three months ended July 31, 2006 as compared to $41.9 million for the three months ended July 31, 2005 had a significant impact on gross margin. The increase in gross margin was also a result of the lower manufacturing cost structure in Dongguan, China. During the three months ended July 31, 2006, we completed the shut down of our Hong Kong manufacturing operations resulting in lowers costs of sales and operating expenses during the period. The demand in unit volume of high gross margin package also increased during the three months ended July 31, 2006. Depreciation expenses were 12.8% of total sales for the three months ended July 31, 2006 as compared with 15.4% of total sales in the corresponding prior period. During the three months ended July 31, 2005, there was a non-cash write off of specific inventories of $176 thousand. No such non-cash write off occurred during the three months ended July 31, 2006.

Selling, General and Administrative

Selling, general and administrative expenses decreased 11.2% to $5.4 million for the three months ended July 31, 2006 as compared to $6.1 million for the three months ended July 31, 2005. The decrease in selling, general and administrative was mainly attributable to the reduction in employee costs for the three months ended July 31, 2006 as compared with corresponding prior period as a result of work force reductions. In addition, expenses for utilities were reduced by 76% for the three months ended July 31, 2006 as compared with corresponding prior period last year. This decrease primarily resulted from the shut down of our Hong Kong manufacturing operations.

Research and Development

Research and development expenses decreased by 50% to $604 thousand for the three months ended July 31, 2006 as compared to $1.2 million for the three months ended July 31, 2005. A significant portion of these expenditures for the three months ended July 31, 2005 were incurred in an effort to further develop additional advanced semiconductor packaging technologies. The reduction in research and development expenses in the July 2006 quarter was a result of the completion of certain major projects and the improved cost structure of our manufacturing operations in Dongguan, China.

Other Income, net

Other income, net decreased from by 53% to $231 thousand for the three months ended July 31, 2006 as compared to $490 thousand for the three months ended July 31, 2005. The decrease was primarily attributable to a decrease in net income from material buybacks of $236 thousand for the three months ended July 31, 2006. For the three months ended July 31, 2006, other income, net included $109 thousand of interest income, $7 thousand of material buybacks from certain of our customers and $118 thousand of miscellaneous income and was net of $3 thousand in net loss on disposal of property, plant and equipment. For the three months ended July 31, 2005, other income, net included $150 thousand of interest income, $243 thousand of material buybacks from certain of our customers and $98 thousand of miscellaneous income and was net of $1 thousand in net loss on disposal of property, plant and equipment.

Reorganization Expenses

For the three months ended July 31, 2006, we incurred $421 thousand in reorganization expenses (pre-tax) as severance payments in relation to work force reduction of approximately 100 employees in our Hong Kong manufacturing operations. No reorganization expenses were incurred for the three months ended July 31, 2005.

Facilities and Relocation Charges

For the three months ended July 31, 2006, we incurred approximately $1.5 million in facilities and relocation charges in connection with the transfer of our assembly and test operations from Hong Kong to Dongguan, China. No facilities and relocation charges were incurred for the three months ended July 31, 2005.

Interest Expense

Interest expense was $4.9 million for the three months ended July 31, 2006 as compared to $3.9 million for the three months ended July 31, 2005. Of the $4.9 million recorded for the July 2006 quarter, $3.5 million represented interest paid on our 9.25% senior notes, while the remaining balance represented interest paid for the $10 million purchase money loan and capital lease obligations, as well as the amortization of deferred charges relating to the issuance of our Series A redeemable convertible preferred shares, or Series A preferred shares, and the purchase money loan facilities. Of the $3.9 million recorded for the three months ended July 31, 2005, $3.5 million was attributed to interest on the 9.25% senior notes, while the remaining balance represented interest paid for capital lease obligations and a short-term bank loan, as well as the amortization of deferred charges relating to the 9.25% senior notes.

Liquidity and Capital Resources

Cash flows. Cash and cash equivalents were $13.4 million as of July 31, 2006 as compared to $11.9 million as of April 30, 2006, an increase of $1.5 million.

Cash provided by (used in) operating activities. For the three months ended July 31, 2006, our net cash provided by operating activities was $8.1 million, compared to net cash used in operating activities of $4.8 million for the three months ended July 31, 2005. This increase in net cash provided in operating activities was primarily due to a decrease in operational costs and an increase in collections from trade receivables. The $8.1 million net cash provided by operating activities for the three months ended July 31, 2006 was attributed to a net loss of $8.1 million that was offset by $7.3 million net non-cash operating expenses and net cash of $8.9 million provided by changes in net operating assets and liabilities. Net non-cash operating expenses included depreciation and amortization and net loss on disposal of property, plant and equipment. For the three months ended July 31, 2005, cash used in operating activities was $4.8 million which was attributable primarily to a net loss of $9.7 million that was offset by $7.1 million net non-cash operating expenses and net cash of $2.2 million used in changes in net operating assets and liabilities.

Cash used in investing activities. Net cash used in investing activities was $6.7 million for the three months ended July 31, 2006 as compared to $5.7 million for the three months ended July 31, 2005. The investing activities consisted primarily of the purchase of equipment and machinery as well as furniture and fixtures to support the capital expenditure requirements for the move of our manufacturing operations to Dongguan, China.

Cash provided by (used in) financing activities. Net cash provided by financing activities was $63 thousand for the three months ended July 31, 2006 as compared to net cash used in financing activities of $3 million for the three months ended July 31, 2005. Cash provided by financing activities for the three months ended July 31, 2006 included $490 thousand from the rights offering, which was offset by $427 thousand for the repayment of capital lease obligations. Cash used in financing activities for the three months ended July 31, 2005 included repayment of a short-term bank loan and capital lease obligations of $3 million, which was offset by proceeds from the exercise of stock options of $20 thousand.

Capital Commitments and Expenditure. As of July 31, 2006, we had commitments for capital expenditures of approximately $2.1 million. These capital expenditures are expected to be used for facilitization of the Dongguan, China facilities. We currently intend to fund our capital expenditures with the existing cash resources, positive cash flow generated from the savings, if any, expected to be realized from reductions in cost structure from the completion of the move of our manufacturing operations to Dongguan, China, the remaining $1.25 million available under our revolving credit facility and the remaining $5 million tranche of loans under our purchase money loan facility. These plans are highly dependent on market conditions and the availability of capital on favorable terms and, as a result, our actual capital expenditures may vary.

Material Financing Arrangements. On July 31, 2005, we entered into $30.0 million of financing commitments with JPMP Master Fund Manager, L.P. related funds (collectively, “JPMP”) and QPL, two of our principal shareholder groups, and affiliates of these two entities in the form of a $15.0 million preferred share financing and a $15.0 million purchase money loan facility.

The preferred share financing provided for the issuance and sale of 300,000 Series A preferred shares for a total price of $15 million and the issuance of five-year warrants for a total of 20 million ordinary shares exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), of which five-year warrants for a total of 5 million ordinary shares were issued as an arrangement fee. The securities purchase agreement for the Series A preferred share financing was amended and restated on October 27, 2005 to, among other things, add Olympus-ASAT II, L.L.C. (“Olympus”), as a party. The Series A preferred share financing closed on October 27, 2005.

The second $15.0 million of this financing is a purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP, and related funds. The facility may be drawn upon in two tranches. The first tranche of $10.0 million may be drawn upon if our consolidated cash position falls below $10.0 million. A second tranche of an additional $5.0 million may be drawn upon if our consolidated cash position again falls below $10.0 million. The maturity date of the loans made in a tranche is two years from the date such tranche is advanced. The interest rate payable on the loans is 15% per annum, with interest to be paid on a quarterly basis. We issued the administrative agent, on the date of the issuance and sale of Series A preferred shares described above, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS).

On January 25, 2006, we borrowed the first $10.0 million tranche of funding under the purchase money loan facility. In return for drawing upon the first tranche, we issued the lenders warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 3,133,634 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), as well as a commitment fee of $850,000 on a pro rata basis to the lenders that funded the first tranche. In each case, the warrants are exercisable for five years from the date of issuance. On October 4, 2006, the purchase money loan facility was amended to extend the draw down period for the remaining second tranche of $5 million until April 30, 2007.

The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on us and our subsidiaries, including limitations on our and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. In addition, we will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales. The loan agreement sets forth additional conditions to our ability to draw loans, including but not limited to the absence of any default under any material agreement of the Company, the providing of guaranties by certain of our subsidiaries, ongoing compliance and performance of our supply agreement with QPL Limited and Talent Focus Industries Limited, the absence of any material adverse change or new material adverse condition in or affecting the business, operations, property, results of operations, condition or prospects of us and our subsidiaries and the absence of any material adverse change or disruption in our industry or the financial, banking or capital markets that could reasonably be judged to adversely effect us or our subsidiaries. See “Risk Factors–The financing commitment under our purchase money loan agreement is subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain the remaining funds purported to be available under this commitment”.

We have agreed to file a registration statement covering the resale of the shares issuable upon exercise of the Series A preferred shares and warrants described above.

As required by the securities purchase agreement, in July 2006, we completed a rights offering of the Series A preferred shares and warrants for the benefit of existing shareholders, excluding the purchasers of the Series A preferred shares and certain other shareholders that waived participation in the rights offering. In the rights offering, we distributed one subscription right for every 1,850 of our ordinary shares, or for every 370 of our ADSs, owned. Each subscription right entitled the recipient to purchase for $50.00 a unit consisting of one Series A preferred share and a warrant to purchase 50 ordinary shares. We sold 9,799 units in this offering and received gross proceeds of $489,950 in the rights offering.

On May 1, 2006, we entered into a financing agreement with a customer to provide us $6.0 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to us on June 9, 2006. The primary purpose of this financing is to purchase new equipment to support the customer’s production capacity demands. This financing bears no interest and is to be repaid beginning in January 2007 by off-setting amounts against our receivables from our future sales to the customer up to a fixed maximum monthly amount, with any difference between this maximum amount and receivables from our sales to the customer in a given month being paid by us in cash. The agreement contains various affirmative and negative covenants, including notice requirements for specified actions or events, restrictions on acquisitions and dispositions of property, business or assets, and transactions with affiliates. Events of default under the agreement include failure by ASAT to pay or perform its obligations under the agreement, cross defaults with specified indebtedness and bankruptcy events. Upon the occurrence of an event of default, the customer may require us to repay the remaining balance of the advance payment.

In September 2006, ASAT China obtained a revolving credit facility of $3.75 million from a Chinese bank. The interest rate payable on the revolving credit facility is 6.1% per annum, with interest to be paid on a monthly basis. The revolving credit facility is secured by the pledge of certain facilities of ASAT China and may be extended after one year. On October 8, 2006, we drew down $2.5 million of this revolving credit facility, which amount remains outstanding as of the date of this report.

As we continue to face commercial business challenges, we have occasionally been in default or otherwise been out of compliance with the covenants and conditions in the agreements governing our debt. Such defaults have been cured or otherwise remedied by obtaining amendments or waivers from our creditors. However, we cannot assure you that we will not have additional defaults in the future, or that we will be able to obtain any necessary amendments or waivers to cure additional defaults in a timely manner or at all. The occurrence of a default or the failure to obtain any necessary amendment or waiver could have a material adverse effect on our business, financial condition and results of operations.

As described above, the remaining financing commitment under our purchase money loan facility is subject to certain important conditions, and we will not be able to obtain the remaining funds if we are unable to meet these conditions. In addition, we have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002, and we have had negative operating cash flow in fiscal 2002, 2003 and 2006. Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of debt securities, borrowings, equipment lease financings and other financing arrangements. While we have been implementing cost reduction programs since the end of the January 2002 quarter, we continue to have significant fixed expenses, and are incurring other manufacturing, sales and marketing, product development and administrative expenses. We are also obligated to make significant interest payments on our 9.25% senior notes due 2011 of approximately $7.0 million on August 1 and February 1 of each year. As a result of this negative cash flow and our ongoing expenditure requirements, even if we obtain funds under the remaining purchase money loan facility commitment, we may still need to raise additional financing to fund our operations in the near future. Our ability to raise any future additional or alternate financing will be limited by our future financial situation and market conditions, as well as the covenants in our 9.25% senior notes due 2011 and our purchase money loan agreement and requirements to obtain approval of certain types of financings from our shareholders. It may be difficult for us to raise additional capital if and when it is required. If adequate capital is not available to us as required, or if it is not available on favorable terms, our business and financial condition would be adversely affected.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations based on current market conditions and funds from various financing arrangements described above will be sufficient to meet our anticipated cash needs in the ordinary course of business for at least the next twelve months.

Debt. As of July 31, 2006, our total outstanding debt was $164.2 million, consisting of $150.0 million of 9.25% senior due 2011, $4.2 million of capital lease obligations and $10.0 million under our purchase money loan facility. The Indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee (the “Indenture”), governing the 9.25% senior notes requires the Company to comply with certain covenants, which in addition to limiting our ability to incur debt, limit our ability to:

•	Pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advance;

•	Incur additional indebtedness, including guarantees, or issue certain equity interests;

•	Merge, consolidate or sell all or substantially all of our assets;

•	Issue or sell capital stock of some of our subsidiaries;

•	Sell or exchange assets or enter into new businesses;

•	Create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	Create liens on assets; and

•	Enter into particular types of transactions with affiliates or related persons.

Our purchase money loan facility contains these restrictions plus additional restrictions on our ability to incur debt.

OFF-BALANCE SHEET ARRANGEMENTS

Our off-balance sheet arrangements consist of the agreements relating to our Phase I and Phase II facilities in Dongguan, China. We entered into a lease for our Phase I facility in Dongguan, China in August 2002 under which the lessor was responsible for the design and construction of the factory facility. We are obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003. These monthly rental payments are HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350,000 (approximately $45 thousand at an assumed exchange rate of HK$7.8 per $1.00) for the seventh to eleventh years and HK$385,000 (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. Under the terms of the lease, we have an option and a right of first refusal to purchase the Phase I facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facility and the related land use right. The highest price for the Phase I facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$108.4 million (approximately $13.9 million at an assumed exchange rate of HK$7.80 per $1.00), which is the amount we would be obligated to pay if we were to exercise our option and right of first refusal under the lease in October 2004.

We also entered into a lease for our Phase II facility in Dongguan, China in May 2004 under which the lessor was responsible for the design and construction of the facility. We are obligated to pay a monthly lease payment for a term of 15 years starting from August 2005. Under the terms of this Phase II lease, we are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.8 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate of HK$7.80 per $1.00) per month for the seventh to fifteenth years of the rental term. From October 31, 2008 and onward during the term of the lease, we have an option and a right of first refusal to purchase the Phase II facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule during the period from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the facility and the related land-use right. The highest price for the Phase II facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$60.0 million (approximately $7.7 million at an assumed exchange rate of HK$7.8 per $1.00), which is the amount that we would be obligated to pay if we were exercise our option and right of first refusal under the Phase II lease in October 2008.

These arrangements enabled us to lease the Phase I and Phase II facilities from a third party rather than finance the construction of the facilities ourselves. If we had financed the construction of the Phase I and Phase II facilities, we would have been required to recognize a liability for obligations we undertook in connection with the financing.

Related Party Transactions

We purchase a significant amount of our leadframe requirements from QPL, as well as, to a significantly lesser extent, other raw materials, tooling and spare parts. We purchased raw materials from QPL amounting to $3.0 million and $5.8 million the three months ended July 31, 2006 and 2005, respectively. All purchases from QPL are made in accordance with the Amended and Restated Supply Agreement, dated as of October 27, 2005, entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

The amount due to QPL, which represented the net payable to QPL as a result of the above, was unsecured and interest free.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Subsequent Events

On September 15, 2006, we paid the next semiannual dividend of $992 thousand due on our outstanding Series A preferred shares. We paid the dividend in our ordinary shares, issuing 36.73 ordinary shares per Series A preferred share and 11,020,338 ordinary shares in the aggregate to JPMP related funds, Olympus and Everwarm Limited, a wholly-owned subsidiary of QPL, and issuing 9.97 ordinary shares per Series A preferred share and 97,706 ordinary shares in the aggregate to holders of Series A preferred shares who subscribed to our rights offering, all in accordance with the terms of our Series A preferred shares.

The initial conversion price of our Series A preferred shares was $0.09 per ordinary share (equivalent to $0.45 per ADS), but in accordance with our Restated Articles of Association, as amended, was reset on October 31, 2006 to $0.065 per ordinary share (equivalent to $0.325 per ADS). The conversion price is subject to adjustment under anti-dilution provisions, including weighted average based anti-dilution protection in the event of issuance of certain equity securities, and shall be proportionally adjusted for share splits, dividends, recombinations and similar events

Forward-Looking Statements Disclaimer

This document contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation, dependence on the highly cyclical nature of the semiconductor industry, our ability to rapidly develop and successfully bring to market advanced technologies and services, the concentration of our business in the communications sector, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of operating our assembly and test facilities in Dongguan, China, the ability to employ and retain senior management, our high leverage and the restrictive covenants contained in the agreements governing our indebtedness, fluctuating demand and continuous downward pressure on selling prices in the semiconductor industry, low capacity utilization rates, loss of a large customer, weaknesses in global economies, natural disasters, losses of power to our facilities in Dongguan, China, volatility in the market price of our ADSs, delisting of our ADSs, environmental regulation, fluctuation in foreign currencies, uncertainty as to demand from our customers over both the long-term and short-term, competitive pricing and declines in average selling prices we experience, the timing and volume of orders relative to our production capacity, complexity in our assembly processes, the availability of financing, competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into our business, dependence on raw material and equipment suppliers, ability to transfer funds to and from our Chinese operating subsidiary, seasonality in sales of our products and the enforcement of intellectual property rights by or against us. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made.

For a more detailed discussion of the known material risks and uncertainties facing the Company, please refer to the “Risk Factors” below.

We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

Substantially all of our costs, assets and liabilities have been denominated in either U.S. dollars or Hong Kong dollars. Substantially all our net sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in a mix of U.S. dollars and Japanese yen. Labor and administrative costs are incurred primarily in Hong Kong dollars and, to a lesser extent, U.S. dollars and Chinese Renminbi. Overall, we estimate that in fiscal year 2007 and 2008, substantially all of our marketing costs and operating expenses (excluding depreciation), will be in Hong Kong dollars, U.S. dollars or Chinese Renminbi. Following our recapitalization in 1999, substantially all borrowings have been in U.S. dollars.

The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the pegged rate or abandon the peg altogether. Depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses. Following the shut down of the Hong Kong manufacturing operations, our spending in Hong Kong dollars has been reduced.

Additionally, our exposure to fluctuations in the value of the Chinese Renminbi has significantly increased due to the completed move of our manufacturing facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our China operations.

Item 4. Controls and Procedures

Evaluation of disclosure controls and procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a–15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Acting Chief Executive Officer and Acting Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Our Acting Chief Executive Officer and our Acting Chief Financial Officer assumed their positions and responsibilities with us starting only as of September 1, 2006 and make their conclusions in reliance upon the representations of management employees regarding internal controls and procedures prior to the assumption of their current positions.

Based on their evaluation as of the end of the period covered by this quarterly report on Form 6-K, our Acting Chief Executive Officer and Acting Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that material information related to the Company and its consolidated subsidiaries is made known to management, including the Acting Chief Executive Officer and Acting Chief Financial Officer, particularly during the period when our periodic reports are being prepared.

During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Risks relating to our business include the factors set forth below. Because of the following factors, as well as other factors affecting our operating results and financial condition, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002, and have had negative operating cash flow in fiscal 2002, 2003, 2006 and for the three months ended July 31, 2005.

We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002. Our net loss for the fiscal year ended April 30, 2002 was $102.8 million. Our net loss for the fiscal year ended April 30, 2003 was $99.1 million. Our net loss for the fiscal year ended April 30, 2004 was $16.7 million. Our net loss for the fiscal year ended April 30, 2005 was $60.4 million. Our net loss for the fiscal year ended April 30, 2006 was $42.4 million. Our net loss for the three months ended July 31, 2005 and 2006 was $9.7 million and $8.1 million, respectively. We also had negative operating cash flow in fiscal 2002, 2003, 2006 and for the three months ended July 31, 2005 of $28.9 million, $2.3 million, $7.1 million and $4.8 million, respectively. Although we had a positive operating cashflow for the three months ended July 31, 2006 of $8.1 million, we cannot assure you that we will return to profitability in the near future or at all.

Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of equity and debt securities, borrowings, equipment lease financings, shareholder financings and other financing arrangements. While we have been implementing cost reduction programs since the end of the January 2002 quarter, including the move of our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China, we continue to have significant fixed expenses and are incurring other manufacturing, sales and marketing, product development and administrative expenses. We are also obligated to make significant interest payments on our 9.25% senior notes due 2011 of approximately $7.0 million on August 1 and February 1 of each year. In January 2006, we also obtained the first $10.0 million tranche under our purchase money loan facility, which will be due two years from the date drawn. On May 1, 2006, we entered into an advance payment agreement with a customer to provide us with $6 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to us on June 9, 2006. In September 2006, ASAT China obtained a revolving credit facility for $3.75 million with a term of one year. On October 8, 2006 we drew down $2.5 million of this revolving credit facility, which amount remains outstanding as of the date of this report.

As a result of our negative cash flow and our ongoing expenditure requirements, even with the remaining purchase money loan financing commitment of $5.0 million, drawing upon which is subject to satisfaction of certain conditions precedent, we may be required to seek new or alternative financing to fund our operations in the future. Our ability to raise any future additional or alternative financing will be limited by our financial situation, including our high level of leverage and negative net worth, and may be limited by market conditions, our controlling shareholders, who may oppose transactions that reduce their control or dilute their ownership positions, the covenants in our 9.25% senior notes due 2011, our purchase money loan agreement, our advance payment agreement and our revolving credit facility, as well as requirements to obtain approval of certain types of financings from our shareholders. We are also uncertain as to whether we can raise additional financing from our shareholders in the future. For these and other reasons outside of our control, it may be difficult for us to raise additional capital if and when it is required or at all. If we are unable to raise future additional or alternate financing when needed any of the following may occur:

•	our customer relationships and orders with our customers could deteriorate;

•	suppliers would be less willing to supply us product or extend credit on acceptable terms, if at all;

•	employee attrition could increase; and

•	lenders could be unwilling to provide or refinance our debt.

If adequate capital is not available to us as required, or if it is not available on favorable terms, our business and financial condition would be adversely affected and we may not be able to meet our obligations as they come due. In addition, if adequate capital is not available to us, we will need to sell assets or seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we would be able to accomplish either of these measures on commercially reasonable terms, if at all.

The financing commitment under our purchase money loan agreement is subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain the remaining funds purported to be available under this commitment.

In July 2005, we obtained commitments from JPMP for them and their affiliates to provide us with up to $15 million in purchase money loan financing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended July 31, 2006 and 2005—Liquidity and Capital Resources—Material Financing Arrangements” for a detailed description of this purchase money loan facility. In January 2006, we obtained the first $10.0 million tranche of funding under the purchase money loan facility. However, our ability to obtain the second tranche of funding under the purchase money loan facility, which may be drawn on or prior to April 30, 2007, is subject to a number of important conditions and the satisfaction of certain of these conditions is outside our control. The conditions outside of our control include (i) that there shall not have occurred or become known to the requisite lenders any material adverse change or new material adverse condition since the date of the purchase money loan agreement in or affecting the business, operations, assets, property, condition (financial or otherwise), results of operations or prospects of us and our subsidiaries and (ii) that there shall not have occurred a material disruption of, or material adverse change in the financial, banking or capital market conditions or the computer electronics industry that, in the judgment of the requisite lenders, individually or in the aggregate could reasonably be expected to have a material adverse effect (as defined in the purchase money loan agreement). If we are unable to meet any of these conditions or any other condition set forth in the purchase money loan agreement, we will not be able to receive additional funds under the purchase money loan facility. If we are unable to obtain additional funds under the purchase money loan facility, we will need to seek alternative capital from other financing arrangements, sell assets, or seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we will be able to accomplish any of these measures on commercially reasonable terms, if at all.

We are controlled by two principal groups of shareholders, and their interests may conflict with your interest.

Several private equity funds separately managed by or affiliated with JPMP Master Fund Manager, L.P. (formerly Chase Capital Partners) and Olympus Capital Holdings Asia, respectively, referred to as the “investor group” in this report, collectively owned approximately 39.3% of the outstanding ordinary shares of ASAT Holdings as of July 31, 2006. The investor group has signed a co-investment agreement generally to vote in unison on certain matters. QPL, its subsidiaries and its controlling shareholder collectively owned approximately 42.4% of the ordinary shares of ASAT Holdings as of July 31, 2006. The investor group and QPL together control ASAT Holdings’ board of directors, management and policies. In addition, our current Acting Chief Executive Officer and Acting Chief Financial Officer are both members of our board of directors and are each affiliated with our two principal shareholder groups, respectively. QPL and the investor group are subject to a shareholders agreement and vote together on certain matters, including on the election of directors of

ASAT Holdings. The investor group and QPL are not obligated to provide any financing under their current shareholders agreement. The investor group and QPL are not obligated to exercise their rights as shareholders in the interests of ASAT Holdings and may engage in activities that conflict with such interests. We have not established, and may be unable to establish, any procedures for resolving actual or perceived conflicts of interest between our principal shareholders and our other investors. Furthermore, disagreements between the investor group and QPL which cannot be resolved could adversely affect the management of our company.

We will require a significant amount of cash to fund operating and capital expenditures and to service our debt.

Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. For the fiscal year ended April 30, 2005, the earnings to fixed charges deficiency was $59.7 million, for the fiscal year ended April 30, 2006 the earnings to fixed charges deficiency was $43.1 million and for the three months ended July 31, 2005 and 2006 the earnings to fixed charges deficiency was $9.7 million and $8.1 million, respectively. For the purpose of this calculation, “earnings” consisted of income (loss) before income taxes and fixed charges, and “fixed charges” consisted of interest expense, including amortization of debt discount and debt issuance costs, and the interest portion within rental expenses which is estimated as one-third of the rental expenses relating to operating leases. We will need to generate cash flow in excess of current levels to fund operating and capital expenditures and to service our debt, including our 9.25% senior notes due 2011, our purchase money loan facility and capital lease obligations. However, we cannot assure you that we will be able to generate cash flow or obtain funds from our purchase money loan facility or other financing sources to fund our planned operations and capital expenditures. We borrowed the first tranche of $10.0 million under the purchase money loan facility in January 2006 and in order to obtain the second tranche of $5.0 million under the purchase money loan facility we will be required to meet specified conditions. If we are unable to meet these conditions, we will not obtain the second tranche under the purchase money loan facility. A tranche under the purchase money loan facility has a maturity of two years from the date of draw, and therefore we will have debt service obligations in respect of this debt in the near term. In addition, our ability to generate cash from operations is subject to general economic, financial, competitive, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to cyclical downturns and price and demand volatility in the semiconductor industry. If we cannot generate sufficient cash to service our debt or obtain financing, we may have to, among other things, reduce capital expenditures, reduce research and development expenditures, sell assets, restructure our debt, or obtain alternate financing, which may not be available on acceptable terms or at all. We might not be able to take these actions or they may not be successful. Our ability to take any of these steps may be subject to approval by creditors, including future creditors, our shareholders and the holders of our 9.25% senior notes due 2011.

Our business is and will continue to be substantially affected by the highly cyclical nature of the semiconductor industry, which cyclicality is beyond our control.

Our business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical. The industry has been subject to significant downturns characterized by reduced product demand, increased competition and declines in average selling prices and margins. Semiconductor industry conditions are often affected by manufacturing over-capacity and declining demand and reduced pricing in end-user markets.

Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a severe downturn. This downturn had a pronounced and adverse effect on our sales and financial performance during that time. While the semiconductor industry experienced a modest recovery in the second quarter of calendar year 2002 and the overall demand for semiconductors increased significantly during the period from the second quarter of calendar year 2003 through the first quarter of calendar year 2004, in the July 2004 quarter the semiconductor industry experienced another downturn and our net sales on a quarterly basis decreased sequentially from that quarter through the July 2005 quarter. Since the July 2005 quarter, the semiconductor industry has experienced a gradual recovery through the present, but we have failed to capture all the benefits of such recovery that we otherwise might obtain due to disruptions in our operations during our move to Dongguan, China, which was completed in our July 2006 quarter. If any future downturn in the semiconductor industry proves to be similar to the 2000 downturn, our business, financial condition and results of operations would be adversely affected, our cash position would further erode and we may be required to seek new financing, which may not be obtainable on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan and to improve our productivity. In addition, we may need to expand our production capacity and throughput to maintain or increase revenues if average selling prices, or ASPs, decline, in connection with an industry downturn. Because of the past downturns in the semiconductor industry and the uncertainty of the recent gradual recovery, we continue to re-evaluate our product mix and the direction of our business. This re-evaluation led to significant write-downs of property, plant and equipment of $81.8 million for the year ended April 30, 2003 and $19.9 million for the year ended April 30, 2005. We may need to make additional write-downs in the future.

Our principal market is in the communications sector, which is subject to fluctuating demand and continuous downturn pressure on selling prices.

A significant percentage of our net sales is derived from customers who use assembly or test services for semiconductor devices used in the communications sector. Sales to the communications sector comprised 54% and 52% of total net sales for fiscal 2005 and fiscal 2006, respectively, and comprised 48% and 61% of total net sales for the three months ended July 31, 2005 and 2006, respectively. This sector has been subject to extreme fluctuations in demand and in the past we have experienced a prolonged industry-wide slowdown in demand in the communications sector. Historically, the average selling price of communication products has continued to decrease, and the resulting pricing pressure on services provided by us has led to reductions in our net sales and decreasing margins. For the past three years, we have embarked upon a strategy to diversify our customer base, increase margins and reduce dependency on the communications sector. Some of the other market sectors into which we seek to diversify our customer base include the consumer, personal computers/computing and automotive/industrial sectors. However decreasing average selling prices could also affect products in these sectors. Moreover, the execution of our strategy continues to take time and may ultimately not be successfully implemented. For example, we may lose customers, experience reductions in sales or experience lower margins for customers outside the communications sector. If we are unable to successfully implement our diversification strategy, our financial condition and results of operations could be materially adversely affected.

Our ability to rapidly develop and successfully bring to market advanced technologies and services is important to maintaining our competitive position and profitability.

The semiconductor industry is characterized by rapid technological developments and our research and development efforts may not yield commercially viable packages or test services to keep up with these technological changes. Any inability to meet our customers’ schedules for new product introductions could affect our revenue, prospects for growth and future customer relationships. Our customers seek advanced and quick time-to-market assembly and test capabilities for their increasingly complex end-user applications. Failure to advance our designs and process technologies successfully and in a timely manner could have a material adverse effect on our competitiveness and our profitability. Technological advances typically lead to rapid and significant decreases in prices for older products. Extended reliance on older products would reduce our gross margins and profitability, as prices decline in the face of newer, higher performance products.

We could be required to incur significant capital expenditures for manufacturing technology and equipment for productivity improvements.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit the manufacture of smaller, more efficient and more powerful semiconductor devices. Our assembly and test facilities have required and will continue to require significant investments in manufacturing technology and equipment in the future. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increase production volume. For our three months ending July 31, 2006, we made capital expenditures of $6.7 million. As of July 31, 2006, we had commitments for future capital expenditures of approximately $2.1 million. We currently intend to fund these capital expenditures with the existing cash resources and positive cash flow generated from the savings, if any, expected to be realized from reductions in cost structure associated with the completion of the move of our manufacturing operations to Dongguan, China, from financing provided by our customers to purchase equipment to expand our capacity and from our purchase money loan facility. However, our ability to draw the second tranche of funding under the purchase money loan facility is subject to a number of conditions which we may be unable to meet and our ability to generate positive cash flow from our customers is uncertain so we cannot assure you that we will have sufficient capital resources to make further necessary investments in manufacturing technology and equipment. Our ability to sustain needed capital expenditures may require alternative financing, including financing arrangements with our customers to purchase equipment that primarily services such customers. In addition, due to the long lead time involved in the pre-deployment development and product qualification activities that must precede a new product release, we may be called upon to make substantial investments in both package design efforts and in new manufacturing equipment well in advance of our being able to record appreciable revenues derived from those new products. Further, during each stage of the long qualification process required by customers for our products, which can take up to six months to complete, there is a substantial risk that we will have to abandon a potential assembly or test service which is no longer marketable or technologically feasible or competitive and in which we have invested significant resources. Even if we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

Because our industry is highly competitive and many of our competitors have greater operating and financial resources, we may not be able to secure new customers or maintain our customer base.

The semiconductor packaging and test industry is highly competitive, with more than 40 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., or Amkor, Carsem (M) Sdn. Bhd., Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. Many of our competitors have greater operating capacity and financial resources than we do and have proven research and development and marketing capabilities. If demand for semiconductor assembly and test services were to continue to increase, our competitors would be at an advantage to us to capture this increased demand by utilizing their greater financial resources to more rapidly increase capacity. Many of our competitors also have established relationships with many large semiconductor companies that are current or potential customers of ours. Further, lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers.

We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the integrated device manufacturers, or IDMs. These IDM customers may decide to shift some or all of their assembly and test services to internally sourced capacity.

Due to this highly competitive environment, we may experience difficulties in securing business from new customers, additional business from our existing customers or even maintaining our current level of business with our existing customers. In addition, if the trend for semiconductor companies to outsource their packaging needs does not continue, we may not be able to maintain our customer base and our business and results of operations would be materially adversely affected.

If any of our competitors grow through acquisitions and we are unable to similarly grow, we may have difficulties competing against those competitors in terms of volume production, price competitiveness and array of services.

Some of our competitors with greater financial resources have been able to grow through acquisitions. There have been instances where one of our competitors has acquired the entire back-end assembly operations of an IDM. For example, Amkor acquired a substantial portion of IBM’s assembly and test operations in China and Singapore. Other examples of merger and acquisition activity among our competitors are the acquisition of ChipPAC, Inc. by ST Assembly Test Services Ltd., the acquisition of UltraTera Corp. by United Test and Assembly Center and the acquisition of NS Electronics Bangkok Ltd. by United Test and Assembly Center. As a result of such growth through acquisitions, these competitors will have increased capacity and may be better positioned to increase their market share by decreasing prices. Additionally, as a result of such acquisitions, these competitors may be able to provide a broader array of services. If we are unable to grow our business through acquisitions, we may have difficulties competing successfully against these competitors. In addition, the Indenture that governs our 9.25% senior notes due 2011 and our purchase money loan agreement require us to comply with certain covenants that limit our ability to enter into mergers or consolidations.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether we can identify opportunities, complete the transactions and integrate the other parties into our business.

We believe that the semiconductor packaging industry may undergo consolidation, both with regard to consolidation among independent assembly services providers and with respect to the outsourcing of in-house assembly capacity of semiconductor IDMs. We believe it may become increasingly important to acquire or make investments in complementary business, facilities, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time we have had discussions with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions in the ordinary course of our business. We may not be able to identify suitable acquisition, investment, strategic or other partnership candidates or have sufficient resources to undertake such a transaction, which may place us at a disadvantage if our competitors are able to grow their market share through acquisitions, investments or strategic partnerships. If we do identify suitable candidates, we may not be able to complete those transactions on commercially acceptable terms or at all. If we acquire another company, we could have difficulty in integrating that company’s personnel, products, operations and technology. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and reduce the expected benefits of the acquisition.

Our assembly and test processes are complex and prone to error, which may create defects and adversely affect production yields.

Assembly services are prone to human error and equipment malfunction. Defective packages may also result from:

•	improper programming of customer specified manufacturing instructions;

•	contaminants in the manufacturing environment;

•	equipment deviations from process specifications;

•	the use of defective raw materials; or

•	defective vendor provided leadframes or component parts.

These factors have periodically contributed to lower production yields and may continue to do so, particularly in connection with any expansion of capacity or change in processing steps. In addition, our production yields on new packaging technologies could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards and acceptable production yields, if significant and sustained, could result in delays in shipments, increased costs or cancellation of orders, which could have a material adverse effect on our business, financial condition and results of operations.

In order to meet customer demands for package design, assembly and test services, we may be required to add new test equipment, which can be very capital intensive and may not result in expected revenues and/or margins.

We provide our customers with package design, assembly and test services. Many of our customers seek to do business with independent assemblers who can provide a full range of assembly and test services, particularly testing of mixed-signal semiconductors which perform both analog and digital functions. In order to satisfy such customers’ demands, we may be called upon to acquire additional test equipment capacity, which could require us to increase our capital expenditures on test equipment. We may not have sufficient cash resources or available financing to increase our capital expenditures in response to our customers’ demands. Additionally, the use of mixed-signal test equipment involves complex software programming and the use of sophisticated and expensive equipment operated by a highly skilled workforce. However, customers requesting these types of test services are typically not willing to commit to the utilization of such additional capacity beyond their short-term forecasts. If these customers do not place their expected orders or we experience a general decrease in demand for our test services, we could have excess capacity and low utilization rates for our test equipment, which could increase our costs and negatively affect our expected revenues and/or margins. In addition, any failure by us to provide package design, assembly and test services could result in the loss of customers or sales of our services, which could have a material adverse effect on our business, financial condition and results of operations.

If we receive other than an unqualified opinion on the adequacy of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 or identify other issues in our internal controls, or if we are unable to deliver accurate and timely financial information, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the market price of our ADSs.

Section 404 of the Sarbanes-Oxley Act of 2002 requires a public company to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 20-F that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. Because we qualify as a non-accelerated filer under SEC rules and regulations, such report of management will not be required until the end of our fiscal year ended April 30, 2008. The independent registered public accounting firm auditing the company’s financial statements must also attest to and opine on management’s assessment of the effectiveness of the company’s internal control over financial reporting. We are currently implementing a number of measures intended to meet the foregoing objectives with respect to internal controls, delivery of financial information, and compliance with Section 404, and we will need to make significant improvements in our internal controls on an ongoing basis to accomplish these objectives.

We have had major changes in our financial management, including the resignation of our former Chief Financial Officer in June 2006 and of our former Chief Executive Officer and Acting Chief Financial Officer on September 1, 2006. Although we are currently in the process of searching for permanent replacements, we cannot assure you that we will be able to attract and retain a permanent Chief Financial Officer or a permanent Chief Executive Officer and this may impact our ongoing efforts to attain compliance with the Section 404 requirements. Significant resources have been, and may continue to be, required to implement and maintain effective controls and procedures in order to remedy control deficiencies. For example, we have hired, and may need to continue to hire, additional employees and outside consultants with accounting and financial reporting expertise and may need to provide further training for our existing employees. If additional personnel are needed, we cannot assure you that we will be able to recruit qualified personnel in a timely and cost-efficient manner to meet our requirements.

We are in the process of conducting a comprehensive review of our financial and accounting systems and our internal controls and procedures. We cannot assure you that our ongoing review will not identify additional control deficiencies or that we will be able to implement improvements to our internal controls in a timely manner. If any identified control deficiencies are not remedied or were to reoccur, if we fail to implement improvements in our internal controls in a timely manner, or if we fail to otherwise attain compliance with the Section 404 requirements, our ability to assure timely and accurate financial reporting may be adversely affected. In addition, as a result of these reviews or otherwise, we cannot assure you that we will not need to make adjustments to any current period operating results or to operating results that have been previously publicly announced or otherwise experience an adverse affect on our operating results, financial condition or business. Moreover, if our independent auditors interpret the Section 404 requirements and the related rules and regulations differently from us or if our independent auditors are not satisfied with our internal controls over financial reporting or with the level at which it is documented, tested or monitored, they may issue a qualified opinion. Any of the foregoing could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our ADSs to decline.

Our profitability has in past periods been affected by low capacity utilization rates, which are significantly influenced by factors outside of our control.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can negatively affect our profitability. For example, in fiscal year 2003, our capacity utilization rates ranged from averages of approximately 42% to 67% per month for our assembly operations as a result of the weak demand for our assembly and test services resulting from the prolonged downturn in the semiconductor industry. In addition, as a result of the most recent industry downturn, which occurred in late 2004, our capacity utilization rates averaged approximately 68% in fiscal year 2005. While the industry has gradually recovered in fiscal year 2006, we were unable to capture all the benefits of such recovery that we might otherwise obtain due to disruptions in our operations during our move to Dongguan, China, and our capacity utilization rates averaged approximately 69% for fiscal year 2006 and approximately 71% for the three months ended July 31, 2006. If we experience low capacity utilization in future periods, our financial condition and results of operations could be adversely affected.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future sales, adjust our production costs and efficiently allocate our capacity on a timely basis and could therefore have an adverse effect on our business and operating results.

Although our customers provide us with forecasts of their expected orders, our customers generally do not place purchase orders far in advance of the required shipping dates. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, which makes it difficult for us to forecast our sales in future periods. Also, since our costs of sales and operating expenses have high fixed cost components, including depreciation and employee costs, we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. Our current and anticipated customers may not place orders with us in accordance with our expectations or at all. As a result, it may be difficult to plan our capacity, which requires significant lead time to ramp up and cannot be altered easily. If our capacity does not match our customer demand, we will either be burdened with expensive and unutilized overcapacity or be unable to support our customers’ requirements, both of which would have an adverse effect on our business and results of operations.

We generate a significant amount of revenue from a limited number of customers. The loss of, or reduced purchases by, one or more of our larger customers may have an adverse effect on our results of operations.

For the three months ended July 31, 2006, our five largest customers by net sales accounted for approximately 72% of net sales and our ten largest customers by net sales accounted for approximately 82% of net sales. Our largest customer for the three months ended July 31, 2006 by net sales accounted for approximately 48% of net sales. For the three months ended July 31, 2005, our five largest customers by net sales accounted for approximately 56% of net sales and our ten largest customers by net sales accounted for approximately 71% of net sales. Our largest customer for that same period by net sales accounted for approximately 28% of net sales. If any key customer were to significantly reduce its purchases from us, our results of operations would likely be adversely affected.

In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months and be a significant cost to us and the customer. As a result, customers are reluctant to qualify new assembly and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our net sales. Furthermore, we believe that once a semiconductor company has selected a particular assembly and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s assembly and test services.

Because a significant portion of our production is in Asia, we are vulnerable to weaknesses in the economies of Asian countries.

Most of our important suppliers of raw materials, leadframes and the semiconductor chips delivered to us for assembly and test are located in Asia. Substantially all our customers are United States or European multinational companies and nearly 100% of our invoices are billed in U.S. dollars. We estimate that approximately 70% of our net sales for the three months ended July 31, 2006 and 55% of our net sales for the three months ended July 31, 2005 represented packages shipped to distribution centers and destinations within Asia (including Hong Kong). These factors raise a number of financial, operational and business risks, including:

•	exposure to regional economic and political developments;

•	changes in local intellectual property laws and commercial laws;

•	the imposition of local currency controls;

•	adverse changes in local tax law or adverse changes in customs duties and procedures;

•	availability of supplies and materials in China;

•	transportation difficulties; and

•	unfavorable changes to import/export regulations and procedures.

These factors could adversely affect both our operations and the operations of our suppliers and customers. Future economic downturns in Asia or elsewhere would likely be detrimental to our business, financial condition and results of operations.

Our ability to operate our Chinese manufacturing operations is dependent upon our working relationship with our development partner in China.

Our development partner in China, the Dongguan Changan County Changshi Development Company (“Changshi”), is an entity established by the Dongguan government to develop and manage several newly designated industrial parks in Changshi prefecture Chang An town, Dongguan City, Guangdong Province. Now that we have completed the move to our Dongguan, China facilities, we need to continue strengthening our existing relationship with Changshi. We believe that the interests of Changshi currently are aligned with our interests and its performance during the construction of Phase I and Phase II of our Dongguan, China facilities and completion of the interior finish and fixtures of our Phase I facility in Dongguan, China, met or exceeded our expectations with respect to the quality and timeliness of the construction. However, Changshi may not continue to perform at these levels or at all during its assistance to us in the operation of our Dongguan, China facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended July 31, 2006 and 2005—Overview”. Moreover, we could experience difficulties in our relationship with Changshi, and the decisions made by Changshi may not be consistent with our interests, which in either case could be disruptive to our operations. Changshi is the owner of the Phase I and Phase II facilities’ land-use rights and buildings, constructed our Phase I facility’s interior finish and fixtures and facilitized equipment and holds the approvals from the Chinese government necessary to conduct our assembly and test operations in our Dongguan, China facilities. A dispute with Changshi could cause Changshi to be unwilling to perform its contractual obligations as lessor for our Dongguan, China facilities. In such circumstances, Changshi could prevent us from operating the facilities, which, following transfer of all of our manufacturing operations to Dongguan, China means that we would be unable to conduct our business. Although we have the contractual right under our respective leases with Changshi to purchase the Dongguan, China facilities from Changshi at stipulated times, there can be no assurance that we will have sufficient funds or access to financing in order to purchase the facilities. Any disruption in our business due to a dispute with Changshi may have a material adverse effect on our results of operations. In addition, if Changshi were to breach one or more of their agreements with us, we would be called upon to initiate binding arbitration in Beijing before the China International Economic and Trade Arbitration Commission. The outcome of any such arbitration would be controlled by Chinese law and could be time consuming and unfavorable to us.

Our direct labor, and certain indirect labor, workforce are composed primarily of People’s Republic of China nationals, and we expect these employees to unionize. If we encounter future labor problems or increased employee costs, we may fail to deliver our products in a timely manner, which, along with increases in the minimum wage, could adversely affect our revenues and profitability.

None of our employees in Dongguan, China or our other employees are currently represented by a union. However, we expect the workers in our Dongguan, China facilities to unionize, although we are not sure what percentage of this workforce will be affected. It is possible that the union will be subject to collective bargaining and wage agreements. These agreements could increase our labor costs in China and have an adverse impact on our operating results. In addition, once unionized, this workforce may undertake labor protests and work stoppages, which could also have an adverse impact on our operating results. In accordance with China labor laws, the minimum wage per month per employee has increased from 574 Renminbi to 690 Renminbi starting as of September 1, 2006. This increase or future increases in the minimum wage may adversely affect our profitability. We cannot assure you that any potential issues with the expected labor union or other employees will be resolved favorably for us in the future, that we will be successful in negotiating any potential wage and collective bargaining agreements, that we will not experience significant work stoppages in the future or that we will not record significant charges related to those work stoppages or our compliance with changing minimum wage labor laws.

Operating facilities in China can be fraught with uncertainty, including economic, political, legal operational and financial risks, and there can be no assurances that our China facilities will bring their intended benefits to us.

Many economic, political, legal, operational and financial risks may prevent us from realizing our intended benefits in China in connection with the completion of the move of our manufacturing operations to Dongguan, China. These risks include:

•	economic, political and social uncertainties in China;

•	changes in, and the arbitrary enforcement of, commercial laws, currency controls, import tariffs and duties, customs regulations, and taxation laws in China;

•	local infrastructure problems, such as electrical power interruptions, in an area that has only recently undergone a very rapid industrial development;

•	quality problems arising from the start up of new manufacturing processes by operators who lack experience with our sophisticated manufacturing equipment;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products by land or by air;

•	an unwillingness or hesitancy on the part of customers to qualify their products in the new facilities;

•	an inability to attract and retain sufficient and qualified management and engineering talent and other experienced employees;

•	measures which may be introduced to control inflation or deflation;

•	changes in the rate or method of taxation;

•	changes in tax holidays;

•	continuing fluctuations in the value of the Chinese Renminbi currency;

•	modifications to fiscal, banking or monetary policies to reduce the rate of future growth in China; and

•	imposition of additional restrictions on currency conversion and remittances abroad.

While China’s economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy in China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by governmental control over capital investments or changes in tax regulations applicable to us.

The economy in China has been transitioning from a planned economy to a more market-oriented economy. Despite recent transitions to a market-oriented economy, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary and banking policy and providing preferential treatment for particular industries or companies.

The Chinese legal system is based on written statutes. These statutes remain largely untested and prior court decisions interpreting them may be noted for reference but have limited value as precedents. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve significant uncertainty. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to additional restrictions on our business.

The Chinese government and provincial and local governments have provided, and continue to provide, various incentives to Chinese domestic companies in the semiconductor industry, which includes ASAT China, our Chinese operating subsidiary, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, tax holidays, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any such reduction or elimination of incentives which may be provided to us could adversely affect our business and operating results.

There can be no assurances that economic, political, legal, operational and financial risks in China will not adversely affect our business.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, ASAT China, our Chinese operating subsidiary, which could restrict our ability to make payments on our 9.25% senior notes due 2011 or act in response to changing market conditions.

While we are a Cayman Islands holding company, we plan in the future to conduct a substantial portion of our assembly and test operations through our Chinese subsidiary. The ability of this subsidiary to pay dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under China law, a Chinese subsidiary may pay dividends only after at least 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. The profit available for distribution from our Chinese subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with U.S. GAAP. Our Chinese subsidiary was founded in late December 2004 in connection with Phase II of the transition of our manufacturing operations from Hong Kong to Dongguan, China and has commenced operations. Moreover, its registered capital is approximately $33 million, of which approximately $10.6 million has been contributed as of July 31, 2006, and may be subject to change. The ability of this subsidiary to pay dividends will depend ultimately on the profitability of its business. As a result, we may not have sufficient distributions from our Chinese subsidiary to enable necessary profit distributions to us or any distributions to our shareholders in the future.

Payments by our Chinese subsidiary to us other than as dividends, such as payments of loan principal and interest, may be subject to governmental approval and taxation. Any transfer of funds from ASAT Holdings to our Chinese subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange or other relevant examining and approval authorities. Further, the Indenture governing our 9.25% senior notes due 2011 limits the value of assets that may be held at our Chinese subsidiary (together with other non-guarantor subsidiaries) without our Chinese subsidiary becoming a guarantor of the senior notes, which guaranty would be subject to approval by Chinese governmental authorities. In addition, it is not permitted under China law for our Chinese subsidiary to directly lend money to our Hong Kong or other subsidiaries. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted to our Chinese subsidiary. These limitations on the free flow of funds between us and our Chinese subsidiary could restrict our ability to act in response to changing market conditions and reallocate funds from our Chinese subsidiary to our other subsidiaries in a timely manner, or at all.

With most of our operations conducted in our facilities in China, we are vulnerable to natural disasters, and other disruptive regional events, which could cause us to lose revenue and perhaps lose customers.

We conduct our assembly and test operations in our facilities in Dongguan, China. Significant damage or other impediments to any of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining imported spare parts and equipment, natural disasters, terrorist incidents, industrial accidents or other causes, could temporarily disrupt or even shut down our operations, which would have an adverse effect on our financial condition and operating results.

With respect to our facilities in Dongguan, China, Changshi has procured insurance covering the buildings and public liability insurance and we have procured insurance covering the contents of the buildings, public liability insurance and business interruption insurance. We cannot assure you that our insurance or the insurance procured by Changshi would be adequate to cover any direct or indirect loss or liability resulting from any of the events described above.

Our facilities in Dongguan, China are now fully operational and any disruptions in available power supplies in Dongguan, China could disrupt our operations, reduce our sales and increase our expenses.

We have transferred all of our assembly and test capacity to Dongguan, China. Our assembly and test operations in China are dependent on a reliable source of electrical power. For economic and continuous manufacturing operations, we are dependent on electrical power supplied by state run power generating facilities. Although we have installed back-up generators in our new China facilities and have dedicated power lines and substations, we will remain dependent on state supplied electrical power. China is now experiencing an electrical power shortfall that is expected to increase in the near term as the imbalance between capacity and demand grows. The projected power shortfall is expected to be most acute in southern China, including Dongguan where our factory is located. In Dongguan, China demand for power exceeded supply during most of calendar years 2004, 2005 and 2006. Should our Dongguan, China facilities be subject to rolling blackouts or should the power shortage result in brownouts of increased severity, our operations may suffer temporary shutdowns or be otherwise inconvenienced. We believe that the potential for blackouts and brownouts that could affect our operations at the Dongguan, China facilities will be highest during warm weather conditions.

We currently have dedicated power supply lines to support our Phase I and Phase II facilities. The Phase I power supply line should not be subject to any rolling blackouts. In addition, we currently have back-up generators that support a portion of production at our Dongguan, China facilities. However, the dedicated power line may not provide us with adequate power during prolonged blackouts. Phase II of our move to China included the installation of a separate dedicated power supply line from an alternative power source, which we expect to provide independent and continuous back-up power. Nevertheless, these dedicated power lines may not provide us with adequate power during prolonged blackouts. Any interruption in our ability to continue our operations at the Dongguan, China facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue and increased expenses, any of which would substantially harm our business and results of operations.

In addition to the above, if retail electricity prices rise dramatically in Dongguan, China, we would expect our expenses to increase and our operating results to be adversely affected.

We may not be able to continue to reduce our cost structure. Even if we do, it may not reduce our operating expenses by as much as we anticipate.

Beginning in 2001, in response to a severe downturn in the semiconductor sector, we began to reduce costs. Since the end of the January 2002 quarter, we have been implementing our corporate restructuring program in order to reduce our overall cost structure and achieve profitability. We implemented cost saving measures, including reductions in material, labor, overhead and administrative costs. We continue to reduce our cost structure and have installed SAP’s enterprise resource planning solution and Camstar’s manufacturing tracking and execution system to enable us to implement improved business processes, which steps have involved implementation and integration problems that we are currently seeking to address. We have also completed the move of our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China. We cannot assure you that these cost saving measures will lead to profitability or that any expected net savings will occur. During fiscal year 2007, we anticipate that there will be some additional expenses associated with ramping up production in our Phase II facility. In addition, with respect to our new information systems, including our implementation of the SAP system, there can be no assurances that we will not encounter delays, errors or cost-overruns and other adverse consequences in implementing such systems. As we upgrade our information systems, we have had and may continue to encounter difficulties in integrating such technology into our business and we may find that such new systems may not be appropriate for our business. If our new information systems prove to be inadequate or their implementation severely delayed, our business, financial condition and results of operations may be harmed.

We rely on the development and perfection of ownership interests in a substantial amount of intellectual property in our business. If we are unable to protect this intellectual property, we may lose advantages in innovation over our competitors.

We have patents, confidentiality agreements, and other arrangements intended to protect certain of our proprietary manufacturing processes and product technologies. As of July 31, 2006, we had approximately 50 issued U.S. patents. In addition, in May 2005, we entered into a multi-year cross-licensing agreement with LSI Logic Corporation (“LSI”) under which LSI will provide us with a license to use its Flip Chip Semiconductor package assembly technology. During the April 2005 quarter, we entered into a multi-year cross licensing agreement with Amkor under which we will provide Amkor with a license for our TAPP™ semiconductor package technology and Amkor will provide us with a license for its Flip Chip semiconductor package technology. During the October 2003 quarter, we also entered into a “quad flat pack no lead” chipscale package, or QFN, patent cross-license agreement with Amkor. These protections and any future measures we take might not adequately cover or protect our intellectual property. In particular, our competitors may be able to develop similar or superior products or manufacturing technologies, and many of these competitors invest greater amounts of capital towards such development efforts than we do. As a result, our patent portfolio may not have the breadth or depth of that of some of our competitors. Also, we cannot assure you that the Asian countries in which we manufacture and market our products will protect our intellectual property rights to the same extent as does the United States. In particular, the intellectual property laws of China, where we have moved our assembly and test facilities, do not protect our intellectual property rights to the same extent as does the United States. This could leave us vulnerable to willful patent infringement or to the theft of trade secret information. In addition, even if we have valid protections in place, we may not have sufficient financial and legal resources to protect or enforce our rights. Furthermore, because many of our products and technologies are not covered by any patents or pending patent applications, they are susceptible to independent duplication and/or reverse engineering by competitors.

We are vulnerable to intellectual property infringement claims by third parties and may need to enforce our intellectual property rights against third parties.

The semiconductor industry is characterized by frequent claims regarding patent infringement. From time to time, third parties may claim that we are infringing on their intellectual property rights. Such claims could have a serious adverse effect on our business and financial condition.

If a third party were to bring a valid legal claim against us for patent infringement, we could be required to:

•	discontinue the use of any of our processes considered infringing;

•	cease the manufacture, use, import and sale of infringing products;

•	pay substantial royalties and/or damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology that we had allegedly infringed.

We may seek licenses from such parties, but they could either refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources both to pay for licenses and to remain competitive. Such infringement claims could also cause us to incur substantial liabilities and to have to suspend or permanently cease the use of critical technologies or processes for the production and/or sale of major products. For instance, we settled a patent litigation case with Motorola, Inc., or Motorola, and Freescale Semiconductor, Inc., or Freescale, in connection with their claim of a breach under a patent cross-license agreement in July 2005.

We may also need to enforce our patents and other intellectual property rights against infringement by third parties. If we were called to defend against a claim of patent infringement, or were we compelled to litigate to assert our intellectual property rights, we could incur substantial legal and court costs and be required to consume substantial management time and engineering resources in the process.

We could be adversely affected by an adverse outcome in legal proceedings to which we are, or in the future may become, subject.

We have in the past and may in the future become involved in various intellectual property, product liability, commercial, environmental, and tax litigations and claims, government investigations and other legal proceedings that arise from time to time in the ordinary course of our business. Litigation is inherently unpredictable, and we could in the future have a judgment rendered against us or enter into settlement of claims that could have a material adverse effect on our results of operations. In addition, if we receive a final unsatisfied judgment in any litigation not covered by insurance in excess of $10 million that is not cured within 60 days following such judgment, there will be an event of default under the Indenture governing our 9.25% senior notes due 2011 and our purchase money loan agreement. Upon an event of default, either the trustee or the holders of at least 25% of the outstanding principal amount of the notes may declare the amounts payable on the notes due and payable. In the event that our obligations on the notes are accelerated at a time when we do not have sufficient funds to repay the amount due on the notes, there will be a payment default on the notes and our financial results will be materially adversely affected. Similarly, if our obligations under the purchase money loan agreement are accelerated when we do not have sufficient funds to repay the amounts due, a cross-default could arise under the Indenture and our business financial results and operations would be materially adversely affected.

The loss of key senior management and engineers could negatively impact our business prospects. In addition, our inability to attract and retain key personnel at all levels would limit our ability to develop new and enhanced assembly and test services.

We depend on our ability to attract and retain senior management, highly skilled technical, managerial, sales and marketing personnel. Competition for senior management, highly skilled technical, managerial, sales and marketing personnel is intense, particularly in Hong Kong and Southern China, and the retention of skilled engineering personnel in our industry typically requires competitive compensation packages. In attracting and retaining such personnel, we may be required to incur significantly increased compensation costs. We cannot predict whether we will be successful in attracting and retaining the personnel we need to successfully develop and market new and enhanced assembly and test services in order to grow our business and achieve profitability.

In June 2006, our former Chief Financial Officer resigned and on September 1, 2006 our former Chief Executive Officer resigned, both for personal reasons. Our current Acting Chief Executive Officer and Acting Chief Financial Officer assumed their positions for the interim period during which we are actively searching for a permanent Chief Executive Officer and a permanent Chief Financial Officer. Our current Acting Chief Executive Officer and Acting Chief Financial Officer are both members of our board of directors and are each affiliated with two of our principal shareholder groups, respectively. We cannot assure you that we will be successful in attracting and retaining a permanent Chief Executive Officer or a permanent Chief Financial Officer in the near future or that our current Acting Chief Executive Officer and Acting Chief Financial Officer will continue to serve ASAT until permanent hires are made.

The loss of key suppliers or their failure to deliver sufficient quantities of materials on a timely basis could negatively impact our business prospects. Our inability to qualify second sources for certain suppliers could limit our production capabilities.

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. In the ordinary course of business, we purchase most of our leadframes from QPL and its affiliates, our largest affiliated shareholder group, and our substrates from several suppliers in Taiwan, Japan and Korea. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable quality materials and equipment at competitive prices. We purchase all of our materials on a purchase order basis and have no long-term contracts with any suppliers, other than the inventory management and supply agreement we entered into with QPL Limited, or QPLL, and Talent Focus Industries Limited, or Talent Focus, on October 27, 2005. From time to time, particularly during industry upturns, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. In addition, particularly during industry upturns, prices that we pay for materials may increase due to increased industry demand. This increase could negatively impact our operating results especially if we are unable to pass this cost on to our customers. In addition, increasing commodity prices have negatively impacted our supply purchases because our vendors have passed on the price increases to us. Further, if any of our vendors were to cease operations for any reason, we may experience difficulty in obtaining acceptable materials from alternative vendors on a timely, cost effective basis. For example, in the April 2004 quarter, an upstream vendor to one of our key suppliers announced the discontinuance of the production of metalized tape of a certain composition. This discontinuance forced our suppliers to send “end of life” notices to almost a dozen of its customers, several of whom were highly dependent on products assembled with the discontinued material. In addition, some supplies, such as pad-frame supplies to support our TAPP™ product line, have only limited suppliers available in the market.

Environmental, health and safety laws could impose material liability on us and our financial condition may be negatively affected if we are required to incur significant costs of compliance.

Our operations in China are required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus, including any environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances and impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

We do not anticipate making material environmental capital expenditures in connection with our current operations in our Dongguan, China facilities. However, we cannot predict whether future environmental, health and safety laws in China will require additional capital expenditures or impose other process requirements upon us, curtail our operations, or restrict our ability to expand our operations. We could be subject to material liabilities if the governments in China adopt new environmental, health and safety laws, we fail to comply with new or existing laws, or other issues relating to hazardous substances arise.

The implementation of new environmental regulatory legal requirements, such as lead free initiatives, could, and do, impact our product designs and manufacturing processes. The impact of such regulations on our product designs and manufacturing processes could, and do, affect the timing of compliant product introductions, the cost of our products as well as their commercial success. For example, a directive in the European Union banned the use of lead and other heavy metals in electrical and electronics equipment beginning July 1, 2006. As a result, our customers selling products in Europe began demanding products from component manufacturers, such as us, that do not contain these banned substances. Because most of our existing assembly processes utilize a tin-lead alloy as a soldering material in the manufacturing process, we changed some of our assembly processes and materials for specified products and we redesigned some of our assembly processes and products to use soldering that does not contain lead in response to this legislation. The redesign has required increased research and development costs and manufacturing and quality control costs. In addition, the products we assemble to comply with the new regulatory standards may not meet the same reliability levels as our products assembled with non-compliant materials and processes. If we are unable to successfully and timely redesign existing products and introduce new products that meet the standards set by environmental regulation and our customers, sales of our products could decline, which could materially adversely affect our business, financial condition and results of operations.

Some of our costs are denominated in foreign currencies and the continued depreciation of the U.S. dollar against such foreign currencies, including the Chinese Renminbi, could increase these costs.

While substantially all of our revenues are U.S. dollar denominated, a portion of our costs are denominated in other currencies, primarily Hong Kong dollars, Chinese Renminbi and, to a lesser extent, Japanese yen. The Hong Kong dollar historically has accounted for the largest share of our costs, but we will now increasingly be exposed to the Chinese Renminbi. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current linked rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the linked rate or abandon the link altogether. The Japanese yen has fluctuated significantly against the U.S. dollar in recent years and may continue to fluctuate. The depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses, which could have an adverse effect on our financial condition and results of operations.

Additionally, our exposure to fluctuations in the value of the Chinese Renminbi has significantly increased due to the completed move of our manufacturing facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our Dongguan, China operations.

Outbreaks of epidemics and communicable diseases in Hong Kong, China and other parts of Asia may disrupt our business operations, causing us to lose customers and revenue.

In early calendar year 2003, China, Hong Kong and certain other countries, largely in Asia, experienced the spread of the Severe Acute Respiratory Syndrome, or SARS, virus. The SARS virus was believed to have first originated in Southern China and then spread to Hong Kong before becoming an international health concern. The World Health Organization and several countries issued travel warnings against international travel to Hong Kong, China and several other Asian nations during the period of the alert. This severely curtailed customer visits to our facilities. In addition, we have been unable to obtain insurance coverage at commercially reasonable rates for business interruptions resulting from the spread of communicable diseases. In that regard, there can be no assurance that the SARS virus and/or a different or even more virulent virus will not make a reappearance in the future. If such an outbreak were to occur in Hong Kong and China, and if the outbreak were to be prolonged, uncontrolled and/or associated with high mortality, our operations could be severely impacted, such as through plant closures and the imposition of other emergency measures, any of which would have a material adverse effect on our financial condition and results of operations. Furthermore, any outbreak in any of our premises or manufacturing plants could result in our management and employees being quarantined and our operations being required to be suspended.

We may experience seasonality in the sales of our products, which could cause our operating results to be adversely impacted.

We may experience a decline in business activity during the Lunar New Year and China’s National Day, which are major holidays celebrated in China. Many businesses within China are closed for a period of approximately 10 days around the Lunar New Year, which occurs in January or February of each year, and China’s National Day, which begins on October 1 of each year. This could lead to decreased sales during the fiscal quarters in which the Lunar New Year and China’s National Day fall. We expect that as we conduct our business in China, we will experience seasonality, although it is difficult for us to evaluate the degree to which seasonality may affect our business in future periods. In addition, we typically experience a slight decline in business activity in the period from the middle of our first fiscal quarter through the beginning of our second fiscal quarter of each year (approximately June through August).

Our substantial indebtedness, related interest payments and required dividends could adversely affect our operations.

We have a significant amount of indebtedness that will increase further if we are able to borrow funds upon meeting the specified conditions set forth in the purchase money loan facility from one of our principal shareholder groups. Our related interest payments and semiannual dividend payments on our Series A redeemable convertible preferred shares, or Series A preferred shares, also impose significant financial burdens on us. On January 25, 2006, we borrowed the first $10.0 million tranche under the purchase money loan facility. As of July 31, 2006, we had total liabilities of $226.1 million. In September 2006, ASAT China obtained a revolving credit facility for $3.75 million with a term of one year and an interest rate of 6.1% per annum. On October 8, 2006 we drew down $2.5 million of this revolving credit facility, which amount remains outstanding as of the date of this report. If new debt is added to our consolidated debt level, the related risks that we now face could intensify. Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans and we are unable to amend such financial covenants prior to default. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us, our financial condition and our capital structure.

Our substantial indebtedness has important consequences to our ability to operate our company. For example, it could, and does:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to service interest and principal payments on our debt;

•	limit our flexibility to react to changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage to any of our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

We may not be able to finance future needs because of restrictions placed on us by the indenture governing our 9.25% senior notes due 2011 and the purchase money loan agreement.

The Indenture governing our 9.25% senior notes due 2011 contains, and agreements governing our future debt may contain, various covenants that limit our ability to, among other things:

•	pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advances;

•	incur additional indebtedness, including guarantees, or issue certain equity interests;

•	merge, consolidate or sell all or substantially all of our assets;

•	issue or sell capital stock of some of our subsidiaries;

•	sell or exchange assets or enter into new businesses;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	create liens on assets; and

•	enter into particular types of transactions with affiliates or related persons.

The purchase money loan agreement entered into in connection with our shareholder financing contains various restrictive covenants, including those described above, and additional restrictions on our ability to incur indebtedness.

Our ability to comply with covenants contained in the Indenture governing our 9.25% senior notes due 2011, our purchase money loan agreement and other agreements governing indebtedness to which we may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. We operate in an industry that requires large capital expenditures for productivity improvements, and the Indenture, the purchase money loan agreement and agreements governing other debt we may incur, may limit our ability to finance these capital expenditures. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness and cross-defaults under the agreements governing other indebtedness to which we may become a party. Any such acceleration or cross-default could require us to repay or repurchase debt, together with accrued interest, prior to the date it otherwise is due, which could adversely affect our financial condition. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us. Our ability to obtain needed future financing may require alternative financing arrangements with our customers to fund capital expenditures.

We have in the past been, and may in the future be, in default or otherwise out of compliance with the covenants and conditions in the agreements governing our debt.

As we continue to face commercial business challenges, we have occasionally been in default or otherwise been out of compliance with the covenants and conditions in the agreements governing our debt. Such defaults have been cured or otherwise remedied by obtaining amendments or waivers from our creditors. However, we cannot assure you that we will not have additional defaults in the future, or that we will be able to obtain any necessary amendments or waivers to cure additional defaults in a timely manner or at all. The occurrence of a default or the failure to obtain any necessary amendment or waiver could have a material adverse effect on our business, financial condition and results of operations. In addition, these difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and cause us to seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we would be able to accomplish a restructuring on commercially reasonable terms, if at all.

We issued Series A preferred shares and warrants in connection with the preferred shares financing arrangement and warrants in connection with the purchase money loan facility with our two principal shareholder groups, which have a significant dilutive effect upon our shareholders.

As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended July 31, 2006 and 2005— Liquidity and Capital Resources—Material Financing Arrangements”, in October 2005 we completed our preferred shares financing arrangement and satisfied the conditions for the effectiveness of our purchase money loan facility with our two principal shareholder groups. We issued warrants in connection with the preferred shares commitment to two of our principal shareholder groups and to a member of the JPMP shareholder group in connection with the purchase money loan facility, and subsequently issued additional warrants in connection with the borrowing of the first tranche of funding under the purchase money loan facility to the lenders that funded the first tranche of loans. The holders can convert their Series A preferred shares into ordinary shares at any time prior to their maturity. The initial conversion price of the Series A preferred shares was $0.09 per ordinary share (equivalent to $0.45 per ADS), but was reset on October 31, 2006 to $0.065 per ordinary share (equivalent to $0.325 per ADS). The conversion price is subject to adjustment under anti-dilution provisions, including weighted average based anti-dilution protection in the event of issuance of certain equity securities, and shall be proportionally adjusted for share splits, dividends, recombinations and similar events. The warrants are exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), subject to adjustment for stock splits and certain other situations specified in the warrants.

Further, we have issued additional Series A preferred shares and warrants in connection with our rights offering. If holders convert the Series A preferred shares or exercise the warrants, we will issue ordinary shares and such issuances will be dilutive to our holders of ordinary shares and ADSs. On March 15, 2006, we paid the semiannual dividend due on our outstanding Series A preferred shares. We paid the dividend in our ordinary shares, issuing 11.15 of our ordinary shares per Series A preferred share and 3,345,054 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly-owned subsidiary of QPL. On September 15, 2006, we paid the next semiannual dividend due on our outstanding Series A preferred shares. We paid the dividend in our ordinary shares, issuing 36.73 ordinary shares per Series A Preferred Share and 11,020,338 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 9.97 ordinary shares per Series A preferred share and 97,706 ordinary shares in the aggregate to holders of Series A preferred shares who subscribed to our rights offering, all in accordance with the terms of our Series A preferred shares. Future dividend payments on the Series A preferred shares in such shares or our ordinary shares will be dilutive to holders of ordinary shares or ADSs. In addition, if such shareholders sell substantial amounts of their ADSs in the public market during a short period of time, prices of these securities may decline significantly.

The market price of our American Depositary Shares, or ADSs, may be volatile and you may not be able to resell your ADSs at or above the price you paid, or at all. In addition, the liquidity of the ADSs may also be adversely affected by delisting.

Our ADSs have experienced substantial price volatility during the past three years, particularly as a result of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and by us. From time-to-time, this volatility has been exacerbated by the relatively low average daily trading volumes of our ADSs. In addition, the stock market itself has experienced extreme price and volume fluctuations that have negatively affected the market price of the stocks of many technology and manufacturing companies. These factors, as well as general worldwide economic and political conditions, may materially adversely affect the market price of our ADSs in the future.

Our ADSs are currently traded on the Nasdaq Capital Market under the symbol “ASTT.” Our ADSs were transferred to the Nasdaq Capital Market from the Nasdaq National Market effective November 30, 2005. On May 25, 2005, we received a compliance notice from The Nasdaq Stock Market, Inc., or Nasdaq, stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per ADS as required under the Nasdaq Marketplace Rule 4450(a)(5) for continued listing on the Nasdaq National Market. In accordance with Nasdaq’s Marketplace Rules, we had until November 21, 2005 to regain compliance with the Nasdaq National Market’s continued listing requirements and, as we failed to meet those requirements, we transferred the listing of our ADSs to the Nasdaq Capital Market.

On July 17, 2006, we received a compliance notice from Nasdaq stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per share as required under Nasdaq Marketplace Rule 4320(e)(2)(E)(i) for continued listing on the Nasdaq Capital Market. In accordance with Nasdaq Marketplace Rule 4320(e)(2)(E)(ii), we have been provided with

180 calendar days, until January 16, 2007, to regain compliance with the Nasdaq Capital Market’s continued listing requirements or be subject to delisting. If compliance cannot be demonstrated by January 16, 2007, Nasdaq will determine whether we meet the initial listing criteria for the Nasdaq Capital Market, other than the bid price requirement. If we meet the initial listing criteria, we may be granted an additional 180 calendar days to regain compliance with the bid price requirement. If we are not eligible for this additional compliance period, Nasdaq will provide written notification that our ADSs will be delisted. The price of our ADSs could be further negatively impacted by the conversion of Series A preferred shares, the exercise of warrants and the payment of future dividends on our Series A preferred shares. We cannot assure you that we will be able to meet the listing requirements for the Nasdaq Capital Market.

The liquidity and price of our ADSs would be negatively impacted by delisting. For example, the demand for our ADSs may be curtailed by certain investment entities that have self-imposed restrictions and/or investment limitations regarding the trading in and holding of securities that are not listed. Any of these entities that hold our ADSs prior to delisting would likely seek to sell their ADSs, which would tend to depress the price of our ADSs. In addition, the quotation of our ADSs on the Nasdaq National Market preempted the operation of the laws of the various U.S. states relating to the qualification of securities. Securities listed on the Nasdaq Capital Market or that have been delisted do not preempt the operation of these laws and, as a result, the liquidity of our ADSs may be negatively impacted. If we are unable to meet the listing requirements to remain on the Nasdaq Capital Market, our ADSs may not be traded on any market and the price and liquidity of your ADSs may decline.

PART II OTHER INFORMATION

Item 1. Legal Proceedings

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: November 30, 2006	By:	/s/ Kei W. Chua
	Name:	Kei W. Chua
	Title:	Acting Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
10.1	Severance Agreement and Mutual Release, dated as of September 27, 2006, by and between Robert J. Gange and ASAT Holdings Limited.

Exhibit 10.1

SEVERANCE AGREEMENT AND RELEASE

RECITALS

This Severance Agreement and Release (“Agreement”) is made by and between Robert J. Gange (“Employee”) and ASAT Holdings Limited (“Company”) (collectively referred to as the “Parties”) and shall be effective starting as of the Effective Date (as defined in Section 30 of this Agreement):

WHEREAS, Employee was employed by the Company;

WHEREAS, the Company and Employee entered into an Executive Officer Employment Agreement, effective as of August 25, 2005 (the “Employment Agreement”);

WHEREAS, the Company and Employee entered into the Company’s standard form of proprietary information agreement and assignment of invention agreement and other agreements regarding confidentiality and intellectual property (the “Confidentiality Agreement”);

WHEREAS, the Company has in the past granted Employee certain stock awards with respect to the Company’s ordinary shares (the “Stock Awards”) under one or several of the Company’s stock plans (the “Plans”) and each such Stock Award was evidenced by an appropriate award agreement executed by Employee and the Company (each, an “Award Agreement”);

WHEREAS, Employee’s employment with Company was voluntarily terminated by Employee effective on September 1, 2006 (the “Termination Date”);

WHEREAS, this Agreement fulfills all applicable requirements of the Employment Agreement for Employee’s voluntary termination;

WHEREAS, the Parties, and each of them, wish to resolve any and all disputes, claims, complaints, grievances, charges, actions, petitions and demands that Employee may have against the Company, including, but not limited to, any and all claims arising or in any way related to Employee’s employment with, or separation from, the Company;

NOW THEREFORE, in consideration of the promises made herein, the Parties hereby agree as follows:

COVENANTS

1. Consideration and Consulting.

(a) Severance Payments. The Company agrees to pay Employee severance in an amount equal to US$350,000, with such amount to be paid in six (6) monthly installments of $29,166.66 and a final monthly installment of $175,000.04, in each case less applicable withholdings, payable in accordance with the Company’s regular payroll schedule as in effect from time to time. The first such installment shall be paid within 30 days following the Effective Date and the last such payment shall be made no later than March 14, 2007. In the event that there is a Change of Control (as such term is defined in Section 7 of the Employment Agreement) before all the amounts specified in this Section 1(a) have been paid, any then-unpaid amounts shall be paid to Employee in a lump-sum payment, less applicable withholdings, on a date following the Effective Date and no later than thirty (30) days after such Change of Control (as such term is defined in Section 7 of the Employment Agreement). The Employee acknowledges that such lump-sum payment in a Change of Control shall provide the Employee the same dollar amount in one lump sum payment, instead of in the installments specified in Section 1(a). In the event of any breach by Employee of any of his obligations under this Agreement, the portions of the Employment Agreement that survive effectiveness of this Agreement, or the Confidentiality Agreement, the obligations of the Company to make any further payments pursuant to this Section 1(a) shall terminate and be of no further force or effect from and after the first date of any such breach.

(b) Stock Awards. Except as expressly stated herein, the Stock Awards will be vested and/or exercisable, as the case may be, only in accordance with the terms and conditions of the applicable Plan and the Award Agreement, and shall also terminate in accordance with the terms and conditions of the Plan and the Award Agreement.

(c) COBRA. Notwithstanding anything to the contrary under the Employment Agreement, the parties agree that the following shall apply. The Company agrees to pay Employee a lump sum payment in an amount equal to US$17,504.76, which the Company has reasonably determined represents the estimated cost that Employee would incur to extend for a twelve (12) month period, pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the medical coverage for Employee and Employee’s dependents in effect on the Termination Date; provided, however, that such payment shall only be made if (1) Employee constitutes a qualified beneficiary, as defined in COBRA; and (2) Employee elects continuation coverage within the time period prescribed pursuant to COBRA. Such payment may be used for such continuation coverage or for any other purpose.

(d) Consulting. Employee agrees to provide a reasonable amount of consulting services to the Company during its transition period until the Company employs a permanent Chief Executive Officer and permanent Chief Financial Officer. All compensation for such consulting services are included in the severance payments set forth in Section 1(a).

(e) Hong Kong Apartment. The Company agrees to pay for your existing apartment in Hong Kong through to October 30, 2006.

(f) Repatriation Benefits. The Company agrees to pay for Employee’s one way business class airticket from Hong Kong to the United States and for all reasonable expenses of packing and shipping all Employee’s personal and household effects from Hong Kong to United States.

2. Payment of Salary and Benefits. Employee acknowledges and represents that, other than the Consideration set forth in Section 1 of this Agreement, the Company has paid all salary, wages, bonuses, accrued vacation/paid time off, and any and all other benefits and compensation due to Employee.

3. Confidential Information.

(a) The Employee shall, upon request by the Company and no later than five (5) days following the date of such request, return to the Company all correspondence, documents and other papers (including any documents (including all copies of such documents) and materials containing or derived from Confidential Information and Materials as defined in Subsection 3(b) below), and any other property belonging to the Company or any affiliated company or subsidiary (collectively “Company Property”) which is in the Employee’s possession, custody, control or power as of such date.

(b) Employee acknowledges that in connection with his employment with the Company, he may have had access to non-public information and materials concerning the business affairs of the Company, its affiliated companies and subsidiaries, or their present or former partners, managing directors, shareholders, employees, agents, directors, officers, clients, or other third parties (collectively “Affiliates”) or the personal affairs of the partners or employees of the Company and is Affiliates (“Confidential Information and Materials”). Accordingly, the Employee expressly agrees:

(i) that he shall hold all Confidential Information and Materials in strict confidence and that he shall not give, disclose, copy, reproduce, sell, assign, license, market or transfer Confidential Information and Materials to any person, firm or corporation, or allow anyone to do so on his behalf;

(ii) that he shall return to the Company upon request by the Company, all originals and copies of documents and other materials relating to the Company and its Affiliates or containing or derived from Confidential Information and Materials which are in his possession, custody, control and power as of such date; and

(iii) that except with the prior written consent of the Board of Directors of the Company, he shall not discuss or otherwise disclose any Confidential Information or Materials about the Company and its Affiliates with any third party, including without limitation, any reporter, author, producer, or similar person or entity, or take any other action seeking to disclose any Confidential Information and Material to any person such that the Company and its Affiliates suffers, or is at risk of suffering, any tangible or intangible injury, or publicize any Confidential Information and Materials in any way likely to result in such information being made available to the general public in any form.

4. Annual Report on Form 20-F: Payment of Company Debt.

(a) Employee understands that the Company will be filing its Annual Report on Form 20-F for the fiscal year ended April 30, 2006 (the “Form 20-F”) with the Securities and Exchange Commission after the Termination Date, during which fiscal year Employee served at various times as Chief Executive Officer, Chief Financial Officer and principal accounting officer of the Company. Employee has reviewed the draft of the Form 20 F dated September 22, 2006, a true and accurate copy of which is attached hereto as Attachment 1, and makes the representations set forth on Exhibit A to this Agreement with respect thereto and guarantees personally to the Company, the Chief Executive Officer and the Chief Financial Officer (or any acting Chief Executive Officer or acting Chief Financial Officer) of the Company and that each and every such representation is true and accurate.

(b) Employee represents that other than the benefits and payments specified in Sections 1 and 2 of this Agreement, there are no amounts owed to the Company by the Employee.

5. Release of Claims. Employee agrees that the foregoing consideration represents settlement in full of all outstanding obligations owed to Employee by the Company and its current and former officers, directors, employees, agents, investors, attorneys, shareholders, administrators, Affiliates, divisions, subsidiaries, predecessor and successor corporations and assigns (the “Releasees”). Employee, on his own behalf, and on behalf of his respective heirs, family members, executors, agents, and assigns, hereby forever releases the Releasees from, and agrees not to sue concerning, or in any manner to institute, prosecute or pursue, any claim, complaint, charge, duty, obligation or cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that Employee may possess against any of the Releasees arising from any omissions, acts or facts that have occurred up until and including the Effective Date including, without limitation,

a. any and all claims relating to or arising from Employee’s employment relationship with the Company and the termination of that relationship;

b. any and all claims relating to, or arising from, Employee’s right to purchase, or actual purchase of shares of stock of the Company, including, without limitation, any claims for fraud, misrepresentation, breach of fiduciary duty, breach of duty under applicable state corporate law, and securities fraud under any state or federal law;

c. any and all claims for wrongful discharge of employment; termination in violation of public policy; discrimination; harassment; retaliation; breach of contract, both express and implied; breach of a covenant of good faith and fair dealing, both express and implied; promissory estoppel; negligent or intentional infliction of emotional distress; fraud; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; conversion; workers’ compensation and disability benefits;

d. any and all claims for violation of any federal, state or municipal statute, including, but not limited to, Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1991; the Americans with Disabilities Act of 1990; the Fair Labor Standards Act; the Fair Credit Reporting Act; the Age Discrimination in Employment Act of 1967; the Older Workers Benefit Protection Act; the Employee Retirement Income Security Act of 1974; the Worker Adjustment and Retraining Notification Act; the Family and Medical Leave Act; the Sarbanes-Oxley Act of 2002; the California Family Rights Act; the California Labor Code, except as prohibited by law; the California Workers’ Compensation Act; and the California Fair Employment and Housing Act; and any and all laws, statutes, and code provisions of Hong Kong, the People’s Republic of China or any other jurisdictions related to Employee’s relationship with the Company; and

e. any and all claims for violation of the federal, or any state, constitution;

f. any and all claims arising out of any other laws and regulations relating to employment or employment discrimination;

g. any claim for any loss, cost, damage, or expense arising out of any dispute over the non-withholding or other tax treatment of any of the proceeds received by Employee as a result of this Agreement; and

h. any and all claims for attorneys’ fees and costs (except for legal fees up to $2,000 as set forth in Section 19 of this Agreement).

Employee agrees that the release set forth in this section shall be and remain in effect in all respects as a complete general release as to the matters released. This release does not extend to any obligations incurred under this Agreement.

6. Acknowledgement of Waiver of Claims Under ADEA. Employee acknowledges that he is waiving and releasing any rights he may have under the Age Discrimination in Employment Act of 1967 (“ADEA”) and that this waiver and release is knowing and voluntary. Employee and the Company agree that this waiver and release does not apply to any rights or claims that may arise under ADEA after the Effective Date. Employee acknowledges that the consideration given for this waiver and release Agreement is in addition to anything of value to which Employee was already entitled. Employee further acknowledges that he has been advised by this writing that

(a) he should consult with an attorney prior to executing this Agreement;

(b) he has up to twenty-one (21) days within which to consider this Agreement;

(c) he has seven (7) days following his execution of this Agreement to revoke this Agreement;

(d) this Agreement will not be effective until the revocation period has expired; and,

(e) nothing in this Agreement prevents or precludes Employee from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties or costs for doing so, unless specifically authorized by federal law.

7. Civil Code Section 1542. Employee represents that he is not aware of any claim by him other than the claims released by this Agreement. Employee also acknowledges that he has had the opportunity to seek the advice of legal counsel and is familiar with the provisions of California Civil Code Section 1542, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Employee, being aware of said code section, agrees to expressly waive any rights he may have thereunder, as well as under any other statute or common law principles of similar effect.

8. No Pending or Future Lawsuits. Employee represents that he has no lawsuits, claims, or actions pending in his name, or on behalf of any other person or entity, against the Company or any other person or entity referred to herein. Employee also represents that he does not intend to bring any claims on his own behalf or on behalf of any other person or entity against the Company or any other person or entity referred to herein.

9. Application for Employment. Employee understands and agrees that, as a condition of this Agreement, he will not be entitled to any employment with the Company, its subsidiaries, or any successor, and he hereby waives any right, or alleged right, of employment or re-employment with the Company, its subsidiaries or related companies, or any successor.

10. Termination of Other Positions. On the Termination Date, Employee will be deemed to have resigned voluntarily from all positions held by him with the Company or any affiliate or subsidiary of the Company, whether as an officer, employee or director, without any further required action by the Employee. If the Company requests, Employee will execute any documents necessary to reflect his resignations from such positions.

11. Confidentiality. The Parties acknowledge that Employee’s agreement to keep the terms and conditions of this Agreement confidential was a material factor on which all parties relied in entering into this Agreement. Employee hereto agrees to use his best efforts to maintain in confidence: (i) the existence of this Agreement, (ii) the contents and terms of this Agreement, (iii) the consideration for this Agreement, and (iv) any allegations relating to the Company or its officers or employees with respect to Employee’s employment with the Company or any affiliate or subsidiary of the Company, except as otherwise provided for in this Agreement (hereinafter collectively referred to as “Settlement Information”), Employee agrees to take every reasonable precaution to prevent disclosure of any Settlement Information to third parties, and agrees that there will be no publicity, directly or indirectly, concerning any Settlement Information. Employee agrees to disclose Settlement Information only to those attorneys, accountants, governmental entities, and family members who have a reasonable need to know of such Settlement Information. The Parties agree that if Company proves that Employee breached this Confidentiality provision, the Company will be entitled to an award of its costs spent enforcing this provision, including all reasonable attorneys’ fees associated with the enforcement action, without regard to whether the Company can establish actual damages from the breach by Employee.

12. No Cooperation. Employee agrees he will not act in any manner that might damage the business of the Company or any affiliate or subsidiary of the Company. Employee agrees that he will not counsel or assist any attorneys or their clients in the presentation or prosecution of any disputes, differences, grievances, claims, charges, or complaints by any third party against the Company or any affiliate or subsidiary of the Company and/or any officer, director, employee, agent representative, shareholder or attorney of the Company or any affiliate or subsidiary of the Company, unless under a subpoena or other court order to do so. Employee further agrees both to immediately notify the Company upon receipt of any court order, subpoena, or any legal discovery device that seeks or might require the disclosure or production of the existence or terms of this Agreement, and to furnish, within three (3) business days of its receipt, a copy of such subpoena or legal discovery device to the Company.

13. Non-Disparagement. Employee agrees to refrain from, in any way, manner or form, making any statement, written or oral, whether expressed as fact, opinion or otherwise, to any person (or induce any third party to make any such statement) which disparages, impugns, maligns, defames, libels, slanders or otherwise casts in an unfavorable light the Company or any of the Releasees. The Employee also agrees to refrain from any conduct that may be considered tortious interference with the contracts and relationships of the Company or any of the Releasees. All inquiries by potential future employers of Employee will be directed to the Human Resources Department of the Company, and upon inquiry, the Company will only state the following: Employee’s last position and dates of employment.

14. Non-Compete and Non-Solicitation. In consideration of the Employee’s severance benefits under this Agreement, the Employee agrees that for a period from the Termination Date to and including one year after the Effective Date, Employee will not:

(a) either directly or indirectly, engage in any Competitive Business (as defined below) including, but not limited to: (i) accepting employment with or serving as a consultant or advisor or director to any Competitive Business; (ii) acting against the interests of the Company; (iii) disclosing or misusing any proprietary or material confidential information concerning the Company (such information includes, without limitation, information regarding the Company’s operations, its products and services, product designs, business plans, strategic plans, marketing and distribution plans and arrangements, customers, and financial statements, budgets and forecasts, and employee names, titles, compensation, skills and performance); or (iv) participating in any hostile takeover attempt of the Company. A “Competitive Business” means a business in the Outsourced Semiconductor Assembly and Test (“OSAT”) industry, including, but not limited to any of the following companies, their subsidiaries, affiliates and related companies – Amkor Technology Inc., ASE Test Ltd., STATS ChipPac Ltd., Siliconware Precision Industries Co. Ltd., NS Electronics Bangkok, Advanced Internet Technologies, Inc. and United Test and Assembly Center Ltd., and including, but not limited, producing or providing such goods or services on a subcontracting basis. Employee acknowledges that should Employee breach this Section, Employee shall be liable to the Company and forfeit and waive any benefits not yet due and payable and the obligations of the Company to make any further payments pursuant to Section 1(a) of this Agreement shall terminate and be of no further force or effect.

(b) either directly or indirectly: (i) induce or attempt to influence any then-current employee of the Company to leave his/her employ with the Company; or (ii) solicit or encourage then-current employees of the Company to apply for employment with any person or entity with which Employee is employed or with which Employee intends to become employed, or in which Employee has or intends to have a financial interest, as a consultant, recruiter, independent contractor or otherwise, or in which Employee may have a substantial financial or equity interest.

15. No Admission of Liability. The Parties understand and acknowledge that this Agreement constitutes a compromise and settlement of disputed claims. No action taken by the Parties hereto, or either of them, either previously or in connection with this Agreement will be deemed or construed to be: (a) an admission of the truth or falsity of any claims heretofore made or (b) an acknowledgment or admission by either party of any fault or liability whatsoever to the other party or to any third party.

16. No Knowledge of Wrongdoing. Employee represents that he has no knowledge of any wrongdoing involving improper or false claims against a federal or state governmental agency, or any other wrongdoing that involves Employee or any Releasee.

17. Employer’s Tax Liabilities under Inland Revenue Ordinance, Etc. If the Company receives a written notice from the Inland Revenue Department that the Employee has outstanding tax liabilities under the Inland Revenue Ordinance, the Company may withhold severance payments payable under Section 1(a) of this Agreement but only to the extent necessary to discharge the said tax liabilities and the Company must inform Employee of the notice and the amount withheld.

18. Tax Consequences. The Company makes no representations or warranties with respect to the tax consequences of the payments provided to Employee or made on his/her behalf under the terms of this Agreement. Employee agrees and understands that he/she is responsible for payment, if any, of local, state and/or federal taxes on the payments made hereunder by the Company and any penalties or assessments thereon. Employee further agrees to indemnify and hold the Company harmless from any claims, demands, deficiencies, penalties, interest, assessments, executions, judgments, or recoveries by any government agency against the Company for any amounts claimed due on account of: (a) Employee’s failure to pay or the Company’s failure to withhold, or Employee’s delayed payment of, federal or state taxes; or (b) damages sustained by the Company by reason of any such claims, including attorneys’ fees and costs.

19. Costs. The Parties will each bear their own costs, expert fees, attorneys’ fees and other fees incurred in connection with this Agreement. The Company agrees to reimburse Employee for legal costs supported by invoice documentation associated with reviewing this Agreement prior to Employee’s execution of this Agreement, provided that such reimbursement shall only be up to a maximum amount of US$2,000.

20. Indemnification. Employee agrees to indemnify and hold harmless the Company from and against any and all loss, costs, damages or expenses, including, without limitation, attorneys’ fees or expenses incurred by the Company arising out of the breach of this Agreement by Employee, or from any false representation made herein by Employee, or from any action or proceeding which may be commenced, prosecuted or threatened by Employee or for Employee’s benefit, upon Employee’s initiative, or with Employee’s aid or approval, contrary to the provisions of this Agreement. Employee further agrees that in any such action or proceeding, this Agreement may be pled by the Company as a complete defense, or may be asserted by way of counterclaim or cross-claim.

21. Arbitration. The Parties agree that any and all disputes, controversy or claim arising out of, or relating to, the terms of this Agreement, their interpretation, or the breach, termination or invalidity thereof, and any of the matters herein released, will be subject to binding arbitration and to be settled by arbitration in Hong Kong under the UNCITRAL Arbitration Rules in accordance with the HKIAC Procedures for the Administration of International Arbitration in force at the date of this Agreement.. The Parties agree that the prevailing party in any arbitration will be entitled to injunctive relief in any court of competent jurisdiction to enforce the arbitration award. The Parties also agree that the prevailing party in any arbitration will be awarded its reasonable attorneys’

fees and costs. The Parties hereby agree to waive their right to have any dispute between them resolved in a court of law by a judge or jury. This section will not prevent either party from seeking injunctive relief (or any other provisional remedy) from any court having jurisdiction over the Parties and the subject matter of their dispute relating to Employee’s obligations under this Agreement and the agreements incorporated herein by reference.

22. Authority. The Company represents and warrants that the undersigned has the authority to act on behalf of the Company and to bind the Company and all who may claim through it to the terms and conditions of this Agreement. Employee represents and warrants that he has the capacity to act on his own behalf and on behalf of all who might claim through him/her to bind them to the terms and conditions of this Agreement. Each party warrants and represents that there are no liens or claims of lien or assignments in law or equity or otherwise of or against any of the claims or causes of action released herein.

23. No Representations. Each party represents that it has had the opportunity to consult with an attorney, and has carefully read and understands the scope and effect of the provisions of this Agreement. Neither party has relied upon any representations or statements made by the other party hereto which are not specifically set forth in this Agreement.

24. Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision so long as the remaining provisions remain intelligible and continue to reflect the original intent of the Parties.

25. Entire Agreement. This Agreement represents the entire agreement and understanding between the Company and Employee concerning the subject matter of this Agreement and Employee’s relationship with the Company, and supersedes and replaces any and all prior agreements and understandings between the Parties concerning the subject matter of this Agreement and Employee’s relationship with the Company, with the exception of the Employment Agreement (but only with respect to Sections 7 and 9 through 11 thereof), the Confidentiality Agreement and the Award Agreements. In the event of any conflict between the provisions of this Agreement and the surviving provisions of the Employment Agreement, the Confidentiality Agreement or the Award Agreements, this Agreement shall govern, except to the extent the provision set forth in any of the other agreements is more protective of the interests of the Company in which case the most protective such provision shall govern. In the event of a conflict between the surviving terms of the Employment Agreement on the one hand, and the Confidentiality Agreement, on the other hand, the terms of the latter agreement shall govern.

26. No Waiver. The failure of any party to insist upon the performance of any of the terms and conditions in this Agreement, or the failure to prosecute any breach of any of the terms and conditions of this Agreement, will not be construed to thereafter as a waiver of any such terms or conditions. This entire Agreement will remain in full force and effect as if no such forbearance or failure of performance had occurred.

27. No Oral Modification. Any modification or amendment of this Agreement, or additional obligation assumed by either party in connection with this Agreement, will be effective only if placed in writing and signed by both Parties or by authorized representatives of each party.

28. Governing Law. This Agreement will be deemed to have been executed and delivered within Hong Kong, and it will be construed, interpreted, governed by, and enforced in accordance with the laws of Hong Kong, Special Administrative Region, without regard to conflict of law principles. Other than to the extent the arbitration provisions set forth in Section 21 apply, each party hereby consents to personal and exclusive jurisdiction and venue in the courts of Hong Kong with respect to any dispute, conflict, claim or other matter that arises hereunder or related hereto, including to the extent that either party seeks injunctive relief in any court having jurisdiction for any claim relating to the alleged misuse or misappropriation of trade secrets or confidential or proprietary information.

29. Attorney’s Fees. In the event that either Party brings an action to enforce or effect its rights under this Agreement, the prevailing party will be entitled to recover its costs and expenses, including the costs of mediation, arbitration, litigation, court fees, plus reasonable attorneys’ fees, incurred in connection with such an action.

30. Effective Date. This Agreement is effective after it has been signed by both parties and after seven (7) days have passed since Employee has signed the Agreement (the “Effective Date”).

31. Counterparts. This Agreement may be executed in counterparts, and each counterpart will have the same force and effect as an original and will constitute and effective, binding agreement on the part of each of the undersigned.

32. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the Parties hereto, with the full intent of releasing all claims. The Parties acknowledge that:

(a) They have read this Agreement;

(b) They have both engaged, at their own expense, and have been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of their own choice or that they have voluntarily declined to seek such counsel;

(c) They understand the terms and consequences of this Agreement and of the releases it contains; and

(d) They are fully aware of the legal and binding effect of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below.

ASAT HOLDINGS LIMITED

Dated: September 27, 2006	By:	/s/ Henry C. Montgomery
Henry C. Montgomery
Chairman of the Board of Directors

ROBERT J. GANGE, an individual

Dated: September 27, 2006	/s/ Robert J. Gange
Robert J. Gange

EXHIBIT A

Representations regarding Form 20-F

1.	I have reviewed the draft (dated September 22, 2006) Annual Report on Form 20-F of the Company (the “Report”).

2.	Based on my knowledge, and except for necessary updates related to this Agreement, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Report.

3.	Based on my knowledge, the financial statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in the Report.

4.	I was responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have;

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Report; and

(d)	Disclosed in the Report any change in the Company’s internal control over financial reporting that occurred during the period covered by the Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.	I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions);

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.